Exhibit 99.1                    [LOGO] Logitech

                       1.00% CONVERTIBLE BONDS 2001-2006
        Logitech (Jersey) Limited, St. Helier, Jersey, Channel Islands,
                              of CHF 170,000,000
                  unconditionally and irrevocably guaranteed
              by Logitech International S.A., Apples, Switzerland
 - convertible into Registered Shares of Logitech International S.A., Apples,
                                 Switzerland -
 ----------------------------------------------------------------------------

Issue Price                        The Syndicate Banks named below have purchased the Bonds at the price of 100% (before commissions).
Price of Placement                 According to demand (also during the entire subscription period).
Interest Rate                      1.00% p.a., payable annually on June 8, for the first time on June 8, 2002
Payment Date                       June 8, 2001
Final Redemption                   On June 8, 2006 at 105%
Life                               5 years
Early Redemption                -  Any time at the Accreted Redemption Amount, in case 95% of the originally issued amount of Bonds have been converted;
                                -  any time at the Accreted Redemption Amount, in case the closing price was for a period of 20 successive stock exchange trading days (SWX) at least 150% of the then applicable conversion price on each trading day;
                                -  for tax reasons, at any time at the Accreted Redemption Amount on giving not less than 60 nor more than 90 days' notice.
Accreted Redemption             Amount For details see Article 3 of the Terms of the Bonds.
Accretion Rate                  For details see Article 3 of the Terms of the Bonds.
Covenants                       Negative pledge (with restrictions) / Pari Passu / Cross-Default
Denomination                    CHF 5,000
Form of Bonds and               The Bonds will be represented by a Permanent Global
Delivery                        Certificate; investors do not have the right to request physical delivery of individual Bonds.
                                Conversion Right On or after June 8, 2001 up to and including June 5, 2006, noon, or five trading days (SWX) before early maturity date, each Convertible Bond of CHF 5,000 nominal is convertible free of charge into 8.01282 registered shares of CHF 10 nominal value of Logitech International
                                S.A., Apples, Switzerland (the "Registered Shares"). Fractions are paid out in cash.
Delivery of Registered Shares   Reservation of maximal 272,500 Registered Shares (for details see Section 7.4 of the Terms of the Bonds on page 14).
Conversion Price                CHF 624.00 for each Registered Share
Sales Restrictions              USA and U.S. persons, United Kingdom, Jersey (details see reverse side)
Listing                         The Registered Shares are listed at the SWX Swiss Exchange.
                                The admission of the Bonds for the official listing on the main segment of the SWX Swiss Exchange will be applied for. The Bonds are provisionally admitted to trading as of June 5, 2001.
Governing Law and Jurisdiction  Swiss Law / Zurich 3
Subscription Offer              The Syndicate Banks offer the Bonds until June 1, 2001, noon, for public subscription. Taxation The
                                Bonds are qualified as "non-classical", "transparent" and "IUP" (interet unique predominant/uberwiegende Einmalverzinsung) within the meaning of Circular No 4 dated April 12, 1999 of the Swiss Federal Tax Authorities (see also section "General Information - Swiss Taxation").

                                                    Credit Suisse First Boston
Banque Cantonale Vaudoise                                                                                    BNP (Paribas) Suisse SA
                              _______________________________________________________________________

1.00% Convertible Bonds 2001-2006            SIS:1 236 784            ISIN:  CH 001 236 784 0                 Common Code: 012982445
Registered Shares of CHF 10 nominal value    SIS: 1 094 386           ISIN:  CH 001 094 386 5                 Common Code: 011383882

                                                   Prospectus dated June 1, 2001

SALES RESTRICTIONS
--------------------------------------------------------------------------------

United States of America/U.S. persons

   The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and are in bearer form and subject to U.S. tax law requirements. Subject to certain exceptions, the Bonds may not be offered, sold or delivered within the United States of America or to U.S. persons. Each of the syndicate members listed on the front page of this Prospectus has agreed that it will not offer, sell or deliver a Bond within the United States of America or to U.S. persons except as permitted by the Bond Purchase, Paying and Conversion Agency Agreement.

   In addition, until July 18, 2001, an offer or sale of Bonds within the United States of America by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

United Kingdom

   Each Bank has represented and agreed that: (i) it has not offered or sold and prior to the date six months after the Closing Date will not offer or sell any Bonds, to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything undertaken by it in relation to the Bonds in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Bonds to a person as described in Article 11
(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or a person to whom such document may otherwise lawfully be issued or passed on. As used herein, "United Kingdom" means the United Kingdom of Great Britain and Northern Ireland.

Jersey

   Each Bank represents, warrants and agrees that (i) it has not offered and will not offer any Bonds in Jersey and (ii) it has not distributed and will not distribute the Prospectus or other offering material relating to the Bonds in Jersey.

   Bonds may not be offered to, sold to or purchased by persons resident for income tax purposes in Jersey (other than financial institutions in the ordinary course of business).






Statements required by Jersey Law
--------------------------------------------------------------------------------

   A copy of this Prospectus has been delivered to the Registrar of Companies in accordance with Article 6 of the Companies (General Provisions) (Jersey) Order 1992 as amended and he has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 4B of the Control of Borrowing (Jersey) Order 1958 as amended to the issue of the Bonds by the Issuer. It must be distinctly understood that, in giving these consents, neither the Registrar of Companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of the Issuer or for the correctness of any statements made, or opinions, expressed with regard to it.

   If you are in any doubt about the contents of this Prospectus, you should consult your stockbroker, bank manager, solicitor, accountant or other financial advisor.

   It should be remembered that the price of securities and the income from them can go down as well as up.
The Issuer has taken all reasonable care to ensure that the facts stated in this Prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the Prospectus, whether of fact or of opinion. The Issuer accepts responsibility accordingly.

   An investment in these Bonds is only suitable for financially sophisticated investors who are capable of evaluating the merits and risks of such investment and who have sufficient resources to be able to bear any losses which may result from such investment.

DEVELOPMENT OF THE SHARE PRICE OF THE GUARANTOR

(in CHF)                                                   1996         1997        1998         1999        2000        2001*
-------------------------------------------------------------------------------------------------------------------------------
Registered Shares             High                        97.25       149.50      121.50       235.50      610.00       580.00
CHF 10 nominal                Low                         57.50        95.25       57.25        78.00      225.00       347.00
-------------------------------------------------------------------------------------------------------------------------------

* Share price until [May 15], 2001                                                                         (Source: Datastream)

                                     [GRAPH]

                                                                         5/15/01

1996         1997        1998         1999        2000        2001

1. Table of Contents

1.     Additional Information                                                         5
---------------------------------------------------------------------------------------------
       1.1     Authorization                                                          5
       1.2     Net Proceeds                                                           5
       1.3     Representation                                                         5
       1.4     Transferability and Tradability                                        5
       1.5     Swiss Taxation                                                         5
       1.6     Jersey Taxation                                                        6
       1.7     Notices                                                                6


2.     Risk factors                                                                   7
---------------------------------------------------------------------------------------------


3.     Terms of the Bonds                                                            12
---------------------------------------------------------------------------------------------

       1.      Denomination/Form of Securitisation/Custodianship                     12
       2.      Interest and Yield to Maturity                                        12
       3.      Maturity and Redemption                                               12
       4.      Servicing the Bond Issue/Payments/Statute of Limitations              13
       5.      Status                                                                14
       6.      Negative Pledge                                                       14
       7.      Bond Conversion                                                       14
       8.      Sale, Dissolution, Merger and Reorganisation                          17
       9.      Default                                                               17
       10.     Replacement of Debtor                                                 18
       11.     Taxes                                                                 18
       12.     Guarantee                                                             19
       13.     Listing                                                               19
       14.     Notices                                                               19
       15.     Prescription                                                          19
       16.     Bondholders' Meeting                                                  19
       17.     Applicable Law and Place of Jurisdiction                              22
       18.     Amendment to the Terms of the Bonds                                   22
       19.     Currency Indemnity                                                    22


4.     General Information                                                           23
---------------------------------------------------------------------------------------------

       4.1     Statutory Information                                                 23

5.  Further Information on the Issuer                                                25
---------------------------------------------------------------------------------------------
       5.1     Principal Business Activities                                         25
       5.2     Objects                                                               25
       5.3     Register                                                              25
       5.4     Duration                                                              25
       5.5     Group                                                                 25
       5.6     Court, Arbitral and Administrative Proceedings                        25
       5.7     Investment Policy                                                     25
       5.8     Outstanding Convertible Securities and Warrants, Bonds,
               Borrowings and Contingent Liabilities                                 26
       5.9     Own Equity Securities                                                 26


6.  General Information on the Guarantor and its capital                             27
---------------------------------------------------------------------------------------------

       6.1     General Information on the Guarantor                                  27
       6.2     Corporate information                                                 27
       6.3     Business Activities                                                   29
       6.4     Investment Policy                                                     30
       6.5     Capital                                                               31


7.  Financial Statements                                                             33
---------------------------------------------------------------------------------------------

       7.1     Director's Report of the Issuer                                       33
       7.2     Financial Statements of the Issuer                                    34
               Notes to the accounts - 31 March 2001                                 35
               1.   Accounting policies                                              35
               2.   Ultimate Parent Company                                          35
               3.   Debtors                                                          35
               4.   Investments                                                      35
               5.   Creditors: amounts falling due within one year                   36
               6.   Stock option plans                                               36
               7.   Employee Share Purchase Plan                                     36
               8.   Profit for the year                                              37
               9.   Share capital                                                    37
               10.  Reconciliation of movement in shareholder's funds                37
               11.  Tax Status                                                       37

       7.3     Consolidated Financial Statements                                     39
               Note  1  - The Company                                                43
               Note  2  - Summary of Significant Accounting Policies                 43
               Note  3  - Acquisition of Labtec                                      46
               Note  4  - Acquisition of Connectix PC Video Camera Division          48
               Note  5  - Equity Investments                                         48
               Note  6  - Sale of Product Line                                       48
               Note  7  - Balance Sheet Components                                   49
               Note  8  - Financing Arrangements                                     49
               Note  9  - Shareholders' Equity                                       50
               Note  10 - Employee Benefit Plans                                     50
               Note  11 - Income Taxes                                               52
               Note  12 - Commitments and Contingencies                              54
               Note  13 - Interest and Other Income                                  54
               Note  14 - Geographic Information                                     55
               Note  15 - Other Disclosures Required by Relevant Swiss Law           55
       7.4     Statutory Financial Statements of the Guarantor                       58
               Note  1  - Contingent Liabilities                                     60
               Note  2  - Investments                                                60
               Note  3  - Treasury Shares                                            60
               Note  4  - Authorized and Conditional Share Capital Increases         60
               Note  5  - Significant Shareholders                                     60
               Note  6  - Movements on Retained Earnings                             61
       7.5     Unaudited Pro Forma Combined Financial Information                    63
               1.    Basis of pro Forma Presentation                                 66
               2.    Pro Forma Adjustments                                           68
       7.6     Information on Labtec Inc. since December 31, 2000                    69
       7.7     Information on latest Business Developments and Business Prospects    69
       7.8     Material Changes since the most recent Annual Financial Report        70


8.     Guarantee                                                                     71
---------------------------------------------------------------------------------------------


9.     Responsibility for the Prospectus                                             72
---------------------------------------------------------------------------------------------

1.   Additional Information
--------------------------------------------------------------------------------


1.1  Authorization

       Pursuant to a resolution of the Board of Directors of Logitech (Jersey) Limited (the "Issuer"), dated May 12, 2001, and the Bond Purchase, Paying and Conversion Agency Agreement concluded between the Issuer, Logitech International S.A., Apples, (the "Guarantor") and Credit Suisse First Boston, Zurich, acting as Lead Manager on behalf of the Syndicate Banks mentioned on the front side of this Prospectus (hereinafter called individually "CSFB" and together with the other banks, the "Syndicate Banks") the Issuer has decided to issue 1.00% Convertible Bonds 2001-2006 of CHF 170,000,000 (the "Bonds") convertible into Registered Shares of the Guarantor.

       The Bonds are guaranteed by the Guarantor. Pursuant to the resolution of the Board of Directors, dated May 12, 2001, the Guarantor has resolved to guarantee the Bonds and to procure the necessary Registered Shares (for details see Article 7.4 of the Terms of the Bonds on page 14).

1.2  Net Proceeds

       The net proceeds of the Bonds, being the amount of CHF 166.6 million, will be used to refinance the acquisition of Labtec Inc. None of the Syndicate Banks shall have any responsibility for or be obliged to concern itself with the application of the Net Proceeds of the issue.

1.3  Representation

       In accordance with Article 50 of the Listing Rules of the SWX Swiss Exchange CSFB has been appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX Swiss Exchange.

1.4  Transferability and Tradability

       Except for the Sales Restrictions mentioned on the reverse side of the front side of this Prospectus there are no limitations regarding the transferability and tradability of the Bonds.

1.5  Swiss Taxation

     1.5.1 Federal Income Tax (Circular No. 4)

       This issue will be qualified as a "non-classical", "transparent" convertible bond, which is "IUP" (interet unique predominant/uberwiegende Einmalverzinsung). Therefore for private investors domiciled in Switzerland the coupon as well as the increase of the value of the theoretical bond floor (initially 82.066%) during the period of holding the bond will be subject to the Federal income tax at the time of change of ownership or redemption. The theoretical value of the bond floor will be calculated at the time of change of ownership on the basis of the original theoretical discount rate of 6.16%, which will be adjusted by the 5 year SWAP rate for CHF on a quarterly basis. The theoretical value of the bond floor will be published daily in the Telekurs system. In most cantons the tax treatment for the cantonal income taxes will correspond to the Federal tax treatment.

     1.5.2 Swiss Withholding Tax

       For details see Article 11 of the Terms of the Bonds on pages 18 and 19.

     1.5.3 Swiss Withholding Tax on the Dividends

       Under present Swiss law, any dividends paid in respect of Registered Shares will be subject to the Swiss Anticipatory Tax at the rate of 35%, and the Guarantor will be required to withhold tax at such rate from any dividend payments made to a holder of Registered Shares. Such dividend payments may qualify for reduction or refund of the Swiss Anticipatory Tax by reason of the provisions of a double tax treaty between Switzerland and the country of residence or incorporation of a holder, and in such cases such holder will be entitled to claim a refund of all or a portion of such tax in accordance with such treaty.

1.6  Jersey Taxation

     1.6.1 General

       The following summary of the anticipated tax treatment in Jersey in relation to the payments on the Bonds is based on the taxation law and practice in force at the date of this Prospectus, and does not constitute legal or tax advice, and prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. Prospective investors should consult their own professional advisers on the implications of subscribing for, buying, holding, selling, converting, redeeming or disposing of Bonds and the receipt of interest, redemption proceeds or Registered Shares upon the exercise of a Conversion Right with respect to such Bonds under the laws of the jurisdictions in which they may be liable to taxation.

     1.6.2 The Issuer

       The Issuer has "exempt company" status within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ended 31 December 2001. The Issuer will be required to pay an annual exempt company charge which is currently (pound)600 in respect of each subsequent calendar year during which it wishes to continue to have "exempt company" status. The retention of "exempt company" status is conditional upon the Comptroller of Income Tax being satisfied that no Jersey resident has a beneficial interest in the Issuer, except as permitted by concessions granted by the Comptroller of Income Tax, and disclosure of beneficial ownership being made to the Jersey Financial Services Commission.

       As an "exempt company", the Issuer will not be liable to Jersey income tax other than on Jersey source income (except, by concession, bank deposit interest on Jersey bank accounts). For so long as the Issuer is an "exempt company", payments in respect of the Bonds will not be subject to any taxation in Jersey (unless the Bondholder is resident in Jersey) and no withholding in respect of taxation will be required on such payments to any holder of the Bonds.

     1.6.3 Bondholders

       Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty is levied in Jersey on the issue or transfer of Bonds. In the event of the death of an individual sole Bondholder, duty at rates of up to 0.75% of the value of the Bonds held may be payable on the registration of Jersey probate or letters of administration which may be required in order to transfer or otherwise deal with Bonds held by the deceased individual sole Bondholder.

1.7  Notices

       Any notice to given to or by any person pursuant to the Articles of Association of the Issuer shall be in writing except that a notice calling a meeting of the directors need not be in writing. All notices regarding the Guarantor shall be published in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). The Board of Directors of the Issuer and/or Guarantor may determine additional publication medias. The provisions of the Listing Rules of the SWX Swiss Exchange regarding Ad hoc publicity (Article 72-74 of the Listing Rules) remain reserved.

2.   Risk factors
--------------------------------------------------------------------------------


     Our quarterly operating results are difficult to predict. This means that our results could fall below investors' expectations, which could cause the price of Logitech registered shares, American Depositary Shares ("ADS") (for further details on the ADS please refer to page 43) and Bonds to decline significantly.

       Our operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including:

     - the volume and timing of orders received during the quarter;

     - the maturation of product lines;

     - the timing of new product introductions by us and our competitors and their acceptance by the market;

     - the impact of competition on our average selling prices and operating expenses;

     - our inventory levels or inventory levels in the distribution channels;

     - changes in laws or regulations;

     - fluctuations in exchange rates;

     - changes in product or distribution channel mix;

     - price protection charges;

     - product returns from customers;

     - deferrals of customer orders in anticipation of new products or otherwise;

     - changes in technologies and their acceptance by the market;

     - the performance of our suppliers and third-party product manufacturers;
       and

     - the rate of economic growth in our principal geographic markets.

       Many of these factors are beyond our control. In addition, due to the short product life cycles inherent in our markets, our failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

       In addition, the volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, we have operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, we generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of our products are manufactured in Asia, and we rely on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact our results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs. The foregoing means that our operating results could fall below investors' expectations, which could cause the price of Logitech registered shares, ADSs and Bonds to decline significantly.

       Our success depends on the continued viability and financial stability of our distributors, resellers and original equipment manufacturers ("OEM") customers, as well as continued demand by these customers for our products.

       We sell our products through a domestic and international network of distributors, resellers and OEM customers, and our success depends on the continued viability and financial stability of these customers, as well as continued demand by these customers for our products. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. Our distributor and reseller customers generally offer products of several different companies, including products competitive with our products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, which would reduce demand for, and sales of, our products.

       In addition, due to our sales to large OEMs, distributors and high volume resellers, we maintain individually significant receivable balances with large customers. As of March 31, 2001, two customers represented 10.5% of total accounts receivable. If any of our major customers were to default in the payment of its receivable owed to us, our operating results could be materially adversely affected.

       Product returns and effects of price protection that exceed our accruals may significantly impact our financial results.

       As a manufacturer of consumer products, we are exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of our assistance in balancing inventories of retailers and distributors. In addition, we offer price protection to our distributors and retailers. A portion of our net sales has in the past resulted and may in the future result in increased inventory at our distributors and resellers, which has led and could lead to reduced orders by these customers in future periods. As a result, historical net sales may not be indicative of future net sales. Overstocking by our distributors and retailers has in the past led and may in the future lead to higher than normal returns. The short product life cycles of certain of our products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. In addition, we continuously introduce product upgrades, enhancements and improved packaging, and thus may experience higher rates of return on our older products.

       We recognize revenue upon transfer of title and risk of loss, which is generally when products are shipped. Because we are exposed to the risk of product returns and price protection, we provide allowances for these risks upon recognition of revenue. Amounts provided for returns and price protection are estimated based upon historical and anticipated experience and our assessment of inventory in the channels. We review and adjust the amounts provided periodically, based upon changes in historical and anticipated experience and channel inventory. Although we believe that we have provided adequate amounts for projected returns, from time to time we have experienced return levels in excess of amounts provided and our amounts provided may not be sufficient for actual returns in future periods. In addition, our accruals for price protection may not be sufficient in future periods, and any future price changes may have a significant adverse effect on our results of operations.

       To continue to be successful, we will need to effectively respond to future changes in technology and customer demands.

       The market for our products is characterized by rapidly changing technology and frequent new product introductions. Our success will depend to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. We may not be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, new products or enhancements may not achieve market acceptance, or we may not be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. In addition, some of our competitors may have patents or intellectual property rights which prevent us from being able to respond effectively to new or emerging technologies and changes in customer requirements. New product announcements by us could cause our customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could materially harm our business, financial condition and results of operations.

       A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

       A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in Europe or in the United States. Interpretation and enforcement of China's laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

       The effect of business, legal and political risks associated with foreign countries and markets may negatively affect us.

       We transact a substantial portion of our business outside Switzerland and the United States. There are risks inherent in doing business in international markets, including:

       - tariffs, customs, duties and other trade barriers,

       - difficulties in staffing and managing foreign operations,

       - environmental and other related regulations,

       - political instability, expropriation, nationalization and other political risks,

       - foreign exchange controls, and

       - delays from customs brokers or government agencies.

       Any of these risks could adversely impact the success of our international operations and, in turn, have a material adverse effect on our business, financial condition and results of operations.

       Our effective tax rates may increase in the future, which would adversely affect our operating results.

       We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our financial results in general will be adversely impacted, and specifically our net income and earnings per ADS and per registered share will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expenses, and changes in our management's assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced substantial fluctuation in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

       We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

       Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

       We hold various United States patents, together with corresponding patents from other countries, relating to some of the same inventions. We also have various United States patent applications pending, together with corresponding applications from other countries relating to some of the same inventions. Despite these patents and patent applications, it is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws, or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, our competitors may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly damage our business, financial condition and results of operations.

       We also rely on certain technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

       Pending lawsuits could adversely impact us.

       There has been substantial litigation in the technology industry regarding rights to intellectual property, and we are subject to the risk of claims against us for alleged infringement of the intellectual property rights of others. Through our U.S. and China subsidiaries, we are currently involved in several pending lawsuits with respect to patent infringement claims by third parties. We believe that all of these pending lawsuits are without merit and intend to defend against them vigorously. However, the defense of any of these actions may not be successful. Any judgment in or settlement of any of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

       Pending and future litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

       We depend on original design manufacturers and independent assembly contractors which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

       We rely on original design manufacturers to supply a portion of our keyboard and gamepad product lines and a portion of our mice and entertainment products are sourced from independent contractors. Our reliance on original design manufacturers and independent assembly contractors involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Since the majority of these manufacturers and contractors are located in Asia, we are subject to risks generally associated with foreign suppliers, including political and economic uncertainty, currency exchange fluctuations, trade restrictions and changes in tariff rates.

       Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which may have an adverse impact on our results of operations.

       Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's ASICs, sensors, certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could decrease our revenue or gross margin. Delays could also have a material adverse effect upon the Company's business, financial condition and results of operations.

       We may not be successful in integrating the business and operations of the Labtec acquisition.

       We acquired the business, products and technologies of Labtec with a view to combine them with our existing business and customer base to achieve synergistic benefits. The Labtec acquisition offers us the platform to enter new markets in personal audio and telephony products and it strengthens our existing offering in the computer speaker product line. To realize the benefits of this acquisition we must successfully integrate the products offering, research and development efforts, sourcing and supply chain as well as sales and marketing activities. The difficulties of such integration may be complicated by our separate organizational structures, operation models, geographical locations and corporate cultures. The success of the acquisition may also depend on factors not entirely within our control, such as market acceptance of the combined product line. The inability to successfully integrate our acquisition of Labtec may harm our business and impair investor confidence in our Company.

       We may be required to recognize additional non-cash charges against earnings if our management were to determine in the future that the remaining balance of goodwill arising from the Labtec acquisition was impaired.

       Although we expect to amortize goodwill from the Labtec transaction over 20 years, if our management were to determine in the future that the remaining balance of goodwill was impaired, we would be required to recognize non-cash charges that would reduce our earnings.

       We depend on a few key personnel to manage and operate us.

       Our success depends to a significant degree on the continued contributions of our senior management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of these personnel could harm our business. Assimilation and retention of personnel may be made more difficult by the fact that our management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, we believe that our future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, for whom competition is intense. We may not be successful in attracting and retaining these personnel, and the failure to attract and retain key personnel could harm our business.

3.   Terms of the Bonds
--------------------------------------------------------------------------------


1.   Denomination/Form of Securitisation/Custodianship

       The 1.00% convertible bonds 2001-2006 in the aggregate principal amount of CHF 170,000,000 (the "Bond Issue") shall be divided into bearer bonds made out to the holder at a par value of CHF 5,000 and multiples thereof (the "Bonds") and be issued at par value (the "Issue Price"). The rights to which the holders of the Bonds and Coupons are entitled (the "Bondholders") shall be securitised in a permanent global certificate (the "Permanent Global Certificate") with the authentic signature of Logitech (Jersey) Limited (the "lssuer"). The individual Bondholder shall have co-ownership in the Permanent Global Certificate including creditor rights pertaining thereto. The issue and delivery of individual bond certificates shall be suspended during the entire duration of the Bond Issue.

       For the duration of the entire life of the Bonds and until they have been redeemed in full, the Permanent Global Certificate shall remain in safekeeping with SIS SEGAINTERSETTLE AG ("SIS") or any other collective safecustody organisation approved by the Admission Board of the SWX Swiss Exchange.

       If Credit Suisse First Boston ("CSFB") deems it necessary or useful, or if the presentation of individual certificates representing Bonds and Coupons is required by Swiss or foreign laws in connection with the enforcement of rights, CSFB will provide for such printing without cost for the Bondholders and Couponholders in denominations of CHF 5,000 and CHF 100,000. In such event, CSFB will then exchange the Permanent Global Certificate as soon as possible against the definitive Bonds and Coupons.

       Until such time as and if and when the definitive Bonds and Coupons have been issued, the expressions "Bonds" and "Coupons" mean and include co-ownership under the Permanent Global Certificate and the expressions "Bondholder" and "Couponholder" shall mean and include any person entitled to co-ownership and any further benefit under the Permanent Global Certificate.

2.   Interest and Yield to Maturity

       The Bonds bear interest from June 8, 2001 (the "Closing Date") at the rate of 1.00% per annum, payable annually in arrears on June 8 (the "Interest Payment Date"). For this purpose the Bonds are furnished with Coupons, the first of which will become due and payable on June 8, 2002. Interest on the Bonds is computed on the basis of a 360-days year of twelve 30-days months (30/360).

       Yield to Maturity: 1.96% per annum on the basis of a 360-days year of twelve 30-days months (30/360).

3.   Maturity and Redemption

       The Bonds shall reach maturity by June 8, 2006 (the "Final Maturity Date"). Unless otherwise provided for in these Terms of the Bonds, the Issuer agrees to redeem the outstanding Bonds at 105% of their par value (the "Redemption Price") on the Final Maturity Date.

       The Issuer and the Guarantor may at any time purchase Bonds in the market for any purpose (including cancellation).

       The Issuer shall be entitled to redeem the outstanding Bonds at the Accreted Redemption Price (as defined below) on the following Interest Payment Date if and as soon as Bonds representing more than 95% of the aggregate principal amount have been converted. If the Issuer elects to exercise its early redemption right hereunder, it shall give, as soon as practicable, notice pursuant to Section 14 at least 60 days prior to the redemption date.

       Furthermore, the Issuer shall have the right at any time to redeem the outstanding Bonds at the Accreted Redemption Price plus accrued interest if the closing prices of the Registered Shares (as defined below) on the SWX Swiss Exchange reach or exceed, on 20 consecutive Trading Days (as defined below), 150% of the then prevailing Conversion Price (as defined in Sections 7.5 to 7.7 below). If the Issuer elects to exercise its early redemption right hereunder, it shall give, as soon as practicable, notice pursuant to Section 14 at least 60 days prior to the redemption date. The Issuer must give notice within ten Business Days after expiry of the stipulated period of time and shall inform CSFB of this accordingly by telefax (confirmed in writing, sent by registered airmail).

       "Trading Day" means any day on which stocks are traded on the SWX Swiss Exchange.

       "Accreted Redemption Price" means, in respect of the Bonds, the following:
            Accreted Redemption Price = Issue Price x ((1 + Accretion Rate)
               d/360)

            Where d = The number of days (on the basis of 360-day years of twelve 30-days months) from the Closing Date to (and including) the Calculation Date.

               Accretion Rate = 0.98058%

       The "Calculation Date" shall be the earlier of (a) the date of early redemption and (b) the Final Maturity Date.

       The following table sets out the Accreted Redemption Price and the calculation thereof based on the Accretion Rate on the indicated dates (each figure representing a percentage of the principal amount of the Bonds).

                                                                                                     Accreted Redemption
     Interest Payment                     Issue Price (1)                    Accretion (2)                Price (1) + (2)
     Date                         (in % of the par value)          (in % of the par value)        (in % of the par value)
     ------------------------------------------------------------------------------------------------------------------------------
     June 8, 2002                                    100                           0.9806                       100.9806
     ------------------------------------------------------------------------------------------------------------------------------
     June 8, 2003                                    100                           1.9708                       101.9708
     ------------------------------------------------------------------------------------------------------------------------------
     June 8, 2004                                    100                           2.9707                       102.9707
     ------------------------------------------------------------------------------------------------------------------------------
     June 8, 2005                                    100                           3.9804                       103.9804
     ------------------------------------------------------------------------------------------------------------------------------
     June 8, 2006                                    100                           5.0000                       105.0000
     ------------------------------------------------------------------------------------------------------------------------------

4.   Servicing the Bond Issue/Payments/Statute of Limitations

       The Issuer agrees to pay the matured Coupons and in the absence of conversion the Redemption Price or the Accreted Redemption Price for redeemable Bonds to the Bondholders. The matured Coupons and Bonds may be redeemed free of all charges at a Swiss branch of the following banks:

       Credit Suisse First Boston
       Credit Suisse
       Banque Cantonale Vaudoise
       BNP Paribas (Suisse) SA

       The amounts required for the maturing payments on the Bonds and/or Coupons will be made available by the Issuer in good time at the free disposal of CSFB on behalf of the Bondholders and/or Couponholders.

       The Bonds shall cease to bear interest on the Final Maturity Date. In the event of early redemption pursuant to Section 3 (c) and (d), the Bonds must be presented with all Coupons which have not yet matured. The amount of missing Coupons shall be deducted from the Redemption Price or the Accreted Redemption Price. The Bonds and the Coupons shall become unenforceable according to Section 15.

5.   Status

       The Bonds and Coupons constitute direct, unsecured, unconditional and un-subordinated obligations of the Issuer ranking pari passu among themselves and with all other present or future direct, unsecured, unconditional and un-subordinated obligations for money borrowed, issued or guaranteed by the Issuer.

6.   Negative Pledge

       The Issuer undertakes, as long as the Bonds are outstanding, but only up to the time all amounts of principal and interest have been placed at the disposal of the Bondholders and Couponholders pursuant to Section 4, not to provide any security for other Bond issues, debentures, notes or similar loan obligations with a maturity of more than twelve months, without at the same time enabling the Bondholders to share equally and rateably in such security to an extent as may be reasonably requested by CSFB, or providing for the benefit of the Bondholders or Couponholders such other security as CSFB shall reasonably deem necessary.

7.   Bond Conversion

     7.1 Exercising rights of conversion

       The Bonds may be converted at any time during the Conversion Period at the Conversion Price pursuant to Sections 7.5 to 7.7 below free of charge into registered shares of CHF 10 nominal value each of the Guarantor (the "Registered Shares") (American style) by way of presenting a conversion notice in writing and the Bonds, with all unpaid Coupons, at a Swiss branch of one of the banks set out in Section 4 (a) (the "Conversion Agents").

       The Bonds presented for conversion shall be delivered with all the Coupons not yet matured. Interest accrued on the Coupons shall not be credited. The amount of the missing Coupon(s) shall be charged to the Bondholder on conversion. The Bonds duly presented for conversion shall be cancelled in their entirety by CSFB together with all the Coupons accompanying the Bonds on delivery, on expiry of the Conversion Period (as defined in Section 7.5 below) and shall be considered redeemed.

       If a written conversion notice should arrive after 4 p.m., Swiss time, at one of the aforementioned nominated banks on a Business Day, the Bonds to which it refers shall be deemed to be converted on the next Business Day, inasmuch as such day falls within the Conversion Period (as defined in Section 7.5 below). The term "Business Day" means any day (except Saturdays and Sundays) on which banks are open for the whole day in Zurich.

     7.2  Taxes and Charges

       The Issuer shall bear the taxes and charges due on the Conversion Price (as defined in Sections 7.5 to 7.7 below) upon conversion of the Bonds and shall pay these to the relevant authorities.

     7.3  Entitlement to Dividends

       The Registered Shares to be provided as a result of the Bond conversion shall be granted equal entitlement to dividends as the Registered Shares already in circulation, for the first time for the financial year of the Guarantor in which conversion is declared. In case of conversions taking place in a new financial year before the dividend payment date, Registered Shares without entitlement to dividends for the previous financial year will be delivered. Such Registered Shares will be traded on the SWX Swiss Exchange on a separate trading line until the dividend payment date.

     7.4  Delivery of Registered Shares

       In order to serve the execution of the rights of the Bondholders to convert the Bonds into Registered Shares, the Issuer has caused the delivery of initially 272,500 Registered Shares into a blocked custody account opened with Credit Suisse, Paradeplatz 8, 8001 Zurich ("CS") (the "Deposited Shares"). These Registered Shares are not pledged in favour of the Bondholders or CSFB. For so long as no Conditional Capital has been created pursuant to the following paragraph CSFB shall deliver the Deposited Shares, after having received them pursuant to a separate deposit agreement, to the parties presenting Bonds for the purpose of Conversion.

       The Deposited Shares will be released by CS, if and as soon as CSFB agrees to that. CSFB will do so, if and as soon as the Guarantor shall have duly and effectively created conditional share capital in a nominal amount of CHF 2,725,000, divided into 272,500 Registered Shares, for serving the execution of the conversion rights pertaining to the Bonds (the "Conditional Capital"). Upon conversion, the Guarantor shall make available the Registered Shares under the Conditional Capital to CSFB on behalf of the Bondholders with SIS and CSFB shall, on behalf of the Issuer and the Guarantor, deliver to the converting Bondholders the respective number of Registered Shares, provided that the Issuer has fulfilled the obligations for contributions which are required to issue Registered Shares under the Conditional Capital.

     7.5  Conversion Rights, Conversion Period and Conversion Price

       Bonds with a par value of CHF 5,000 each may be presented for conversion exclusively in the period from June 8, 2001 to June 5, 2006, noon (Swiss time), at the latest, or five days before the early maturity date according to Section 3 (c) or (d) above, until 4 p.m., Swiss time (the "Conversion Period") into initially 8.01282 (subject to adjustments as mentioned below) Registered Shares (the "Conversion Ratio") free of all charges at a conversion price of initially CHF 624.00 per Registered Share (the "Conversion Price"), subject to any reduction in price as applicable pursuant to Sections 7.6 and 7.7 of these Terms of the Bonds.

       In order to calculate the number of Registered Shares to be delivered on conversion, the total par value of the Bonds as set forth in the relevant conversion notice shall be divided by the initial Conversion Price. The resulting fraction of less than one Registered Share (calculated to six decimal points) shall be multiplied by the then prevailing Conversion Price in each case and the Issuer shall pay the corresponding amount in Swiss Francs (rounded to five centimes) to the Bondholder exercising the conversion.

       Any difference in amount between the prevailing Conversion Price and the initial Conversion Price resulting from any Conversion Price reduction according to the Anti-Dilution clause pursuant to Section 7.7 below shall be multiplied by the number of Registered Shares to be delivered according to the preceding paragraphs (including fractions calculated to six decimal points), and the relevant amount in Swiss Francs (rounded to five centimes) shall be credited to the converting Bondholder at the expense of the Issuer.

     7.6  Adjustment

       If the Guarantor during the life of the Bonds

       - resolves to amalgamate or to split the Registered Shares,

       - converts the Registered Shares into other equity interests or makes any similar arrangements,

       the appropriate new equities shall be delivered on conversion instead of Registered Shares.

       In the event of an alteration in capital structure pursuant to this
     Section 7.6, Conversion Rights shall be adjusted accordingly. The Conversion Right and the relevant date from which the adjusted Conversion Rights shall apply shall be notified to the Bondholders in the manner stipulated under Section 14 of these Terms of the Bonds. The aforementioned adjustments shall be binding on the Bondholders, save in the case of a manifest error.

       If the Guarantor during the life of the Bonds grants to its existing shareholders securities of a company which is wholly or partly owned by the Guarantor free of charge or against payment of a subscription price, then an adjustment of the Conversion Price and/or the Conversion Right shall take place which shall cover the interests of the Bondholders and shall be notified pursuant to Section 14 of these Terms of the Bonds.

     7.7  Anti-Dilution

(a)  If the Guarantor during the life of the Bonds
       - increases its share capital by issuing new Registered Shares or other equities, and/or

       - issues bonds with conversion rights or warrants for the acquisition of Registered Shares or other equities, and/or

       - issues separate warrants

       and in the course thereof offers these new equities, bonds or warrants in connection with a subscription offer to its shareholders, then Bondholders are entitled, up to the 10th calendar day before the general shareholders' meeting in which the resolution is passed or, if no general shareholders' meeting resolution is required, up to the 10th calendar day before the official date (10 a.m.) on which the warrants or subscription rights are allocated and/or first traded, to convert their Bonds as per Section 7.5 of these Terms of the Bonds and to acquire Registered Shares bearing the right to subscribe to the new equity, bonds or warrants. For Bondholders who have not converted their Bonds by the required date as mentioned above, the applicable Conversion Price shall be reduced as follows:

     - In the case of subscription rights, by the average (rounded up or down to ten centimes) of the closing prices paid on the SWX Swiss Exchange for the subscription rights pertaining to the Registered Shares or to other equities instead of that on each day of the first ten days of official subscription rights trading; if there is no trading of subscription rights, by the unified fixed price of the subscription rights.

     - In the case of warrants, by the average (rounded up or down to ten centimes) of the intrinsic value of the warrants pertaining to the relevant Registered Shares, or to other equities instead of that, resulting from the closing prices paid on the SWX Swiss Exchange during the first ten days (intrinsic value of the warrants being the average market value of one Registered Share, minus the exercise price of the warrant, divided by the number of warrants required for purchasing one Registered Share).

       The new Conversion Price as per this Section 7.7 (a) above shall be published - pursuant to Section 14 of these Terms of the Bonds - at the latest ten Trading Days (as defined in Section 3 above) following the close of official subscription rights trading or after the unified subscription right price has been established or 20 Trading Days (as defined in Section 3 above) after the commencement of trading in warrants.

(b) If the Guarantor and/or the Issuer (after consultation with CSFB) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Section
     7.7 (a) above (even if the relevant event or circumstance is specifically excluded from the operation of Section 7.7 (a) above), the Guarantor and/or Issuer shall, at their own expense and acting reasonably, request CSFB on behalf of the Bondholders, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and, upon such determination, such adjustment (if any and provided that it shall result in a reduction of the Conversion Price) shall be made and shall take effect in accordance with such determination, provided that such an adjustment shall only be made pursuant to this Section 7.7 (b) if CSFB is so requested to make such a determination not more than thirty (30) days after the date on which the relevant event or circumstance arises.

       Any adjustment as per this Section 7.7 (b) above shall be published-pursuant to Section 14 of these Terms of the Bonds - as soon as possible after the determination of the adjustment.

       The calculations used to ascertain the new Conversion Price and/or Conversion Ratio shall be binding upon the Bondholders, save in the case of a manifest error.

        The Conversion Price per Registered Share as per Section 7.7 (a) above and Section 7.7 (b) shall not be reduced if the reduction amounts to less than the higher of CHF 0.05 and 0.10% of the then current Conversion Price.

        Furthermore, the Conversion Price shall not be reduced if the Guarantor grants to its shareholders in whole or in part, a right to subscribe to, or a warrant for Registered Shares or other equities of the Guarantor, with an optional right to cash settlement for one financial year in place of profit distribution.

        The Conversion Price may on no account drop below the nominal value of the Registered Shares. Instructions for conversion at the new Conversion Price shall be executed on the day of publication at the earliest.

8.   Sale, Dissolution, Merger and Reorganisation

        In the event of
(a) a sale or assignment of a substantial part of the assets of the Guarantor (on a consolidated basis);

(b) a dissolution or merger involving the Issuer or the Guarantor as a result of which the Issuer or the Guarantor is not the subsisting company, unless the successor company assumes all the Issuer's or the Guarantor's liabilities and the ratio of Consolidated Share Capital (as defined below) to consolidated assets is not lower than prior to such dissolution or merger; or

(c) a reorganisation (including a spin off) of the Issuer, the Guarantor or a Significant Affiliated Company, which gives rise to a substantial reduction in assets or commercial activities of the Guarantor (on a consolidated basis),

        CSFB shall be entitled, but not obliged, to declare on behalf of the Bondholders that all outstanding Bonds, including accrued interest, shall reach maturity forthwith and shall be redeemable at the Accreted Redemption Price plus accrued interest, provided that the exercise of the rights and performance of the obligations pursuant to the Permanent Global Certificate, the Bonds, Coupons and the Terms of the Bonds are materially adversely affected.

        The Issuer and/or the Guarantor shall inform CSFB in good time and in full of any proceedings which could bring about the events under (a) to
     (c), so that CSFB may thereupon make an assessment according to the paragraph above or to Section 7.7 above respectively.

        Principal and accrued interest shall become due on receipt of a notice in writing sent by CSFB to the Issuer, unless the reason for giving such notice has previously ceased to exist.

        A "Significant Affiliated Company" as used in these Terms of the Bonds shall be deemed to be any company in which the Guarantor directly or indirectly owns more than 50% of the voting rights and (i) which constitutes 15% or more of the total consolidated assets of the Guarantor and/or (ii) which produces 15% or more of the Guarantor's total consolidated earnings before interest and taxes (EBIT).

        Under the circumstances on June 1, 2001, only the following companies are deemed to be Significant Affiliated Companies: (i) Logitech Inc., California, USA, (ii) Logitech (Europe) S.A., Switzerland, (iii) Logitech Far East Limited, Taiwan, (iv) Suzhou Logitech Computing Equipment Co. Limited, China, and (v) Labtec Inc., USA.

        "Consolidated Share Capital" means the sum of (a) the nominal value of the entire outstanding share and other capital and (b) all reserve capital and (c) the quota of consolidated subsidiaries which are capable of being recorded on the balance sheet according to generally accepted accounting principles.

9.   Default

        Notwithstanding the provisions of Section 3 of these Terms of the Bonds, CSFB shall be entitled, but not obliged, to declare on behalf of the Bondholders that the Bonds shall automatically be payable forthwith and all Bonds at the Accreted Redemption Price plus interest accrued up to the date of maturity according to Section 2 shall be redeemable, if one of the events below should occur:

(a) Non-payment of interest on these Bonds after such payments have become due and such default shall not have been cured by payment by the Issuer or the Guarantor within five Business Days after the due date;

(b) omission on the part of the Issuer and/or Guarantor to comply with other material provisions or obligations in these Terms of the Bonds within 30 Business Days of CSFB requesting the Issuer and/or Guarantor in writing to rectify such omission;

(c) the Issuer, the Guarantor or a Significant Affiliated Company is bound by an early repayment of other Bonds or long-term or mid-term debt, because it has not complied with an obligation or requirement which it has thereby entered into, provided that such early repayment obligation exceeds the amount of CHF 20 million;

(d) the Issuer, the Guarantor or a Significant Affiliated Company enters into a standstill or similar agreement with its creditors, unless in the reasonable opinion of CSFB the Bondholders shall not be disadvantaged compared with the remaining creditors; or

(e) the Issuer, the Guarantor or a Significant Affiliated Company becomes insolvent or applies for "Nachlassstundung" or "Konkursaufschub" (within the meaning ascribed to that term by the Swiss Federal Bankruptcy Code) or is declared "en desastre" or is subject to any similar procedure under the laws of any jurisdiction or files a petition in bankruptcy or is adjudicated bankrupt.

          If one of the aforesaid events under (c) to (e) should occur, the Issuer or the Guarantor shall inform CSFB without delay and immediately furnish or make available the documents and information which are necessary for it to make an assessment. CSFB shall also be entitled to rely fully on documents and statements given by the Issuer or the Guarantor.

          The Bonds plus accrued interest up to the time that the funds have been duly received in accordance with Section 4 of these Terms of the Bonds, shall mature 30 days after receipt of a notice in writing sent by CSFB to the Issuer, save if the reason for announcing such maturity has been remedied previously or if in the opinion of CSFB, the Issuer shall provide adequate security for the Bondholders for principal and interest due now or in the future.

10.  Replacement of Debtor

        Should the Issuer wish to be replaced as the direct debtor of the Bonds by a non-Swiss subsidiary of the Issuer or the Guarantor at a later stage, the Issuer shall request prior consent to such action from CSFB on behalf of the Bondholders. Such consent shall not be withheld if, in the reasonable opinion of CSFB, the interests of the Bondholders and Couponholders are satisfactorily protected, in particular with regard to their tax status and the Guarantee.

        In the event of such substitution, all covenants and conditions pertaining to the Issuer shall be applicable to such other non-Swiss subsidiary of the Issuer or the Guarantor, replacing the Issuer as direct debtor of the Bonds.

        Any replacement of the Issuer as debtor shall be published in accordance with Section 14 below.

11.  Taxes

        The Issuer shall pay principal and interest plus any additional amounts if applicable, without making any deduction or retention for any taxes, charges or duties, which shall be imposed or levied now or in the future by any authority empowered to collect tax in Jersey or Switzerland.

        In the event that such taxes, charges or duties are imposed or levied by way of deduction or retention at source, the Issuer shall increase its payments in such a manner that the Bondholders and Couponholders shall receive the full value after deduction at source. On no account shall the Issuer or any replacement of the Issuer as debtor under Section 10 be obliged to pay additional amounts as a result of this provision to which a bond creditor is subject for any other reason than the mere fact of a bond creditor being the Bondholder or Couponholder.

        If the Issuer is in a position to demonstrate to CSFB that it has paid additional amounts as a result of its obligation as aforesaid, or that it will pay such amounts on the next Interest Payment Date, it shall be enti-tled to declare the Bonds due for early redemption in their entirety, but not separately, by informing CSFB and by observing a notice period of at least 60 days. Such redemption plus any interest accrued by the redemption date may be made at the Accreted Redemption Price at any time, with the proviso that such notice is not given sooner than 90 days before the date on which the Issuer is first under an obligation to deduct such taxes. Notice of such early redemption shall be issued in accordance with Section 14 below.

        From the redemption date, redeemable Bonds shall no longer yield interest. According to applicable Swiss tax practice, income derived from these Bonds is not subject to Swiss withholding tax.

12.  Guarantee

(a) Logitech International S.A., Apples, Switzerland, (the "Guarantor") has undertaken to issue a Guarantee in accordance with article 111 of the Swiss Code of Obligations in order to secure the Bonds of the Issuer.

(b) CSFB agrees to call upon the Guarantee on behalf of the Bondholders and Couponholders if one of the events relevant to the Guarantee should occur, to request payment of the amount guaranteed by the Guarantor and to pass on all sums received to the Bondholders and/or Couponholders, waiving all rights of compensation whatsoever. CSFB shall be entitled to deduct all its costs in connection with collecting this Guarantee before paying the amount called for the Bondholders and/or Couponholders.

13.  Listing

        Application will be made for the admission and listing of the Bonds on the SWX Swiss Exchange and the Issuer will use reasonable endeavours to maintain such listing for the whole duration of the Bonds.

14.  Notices

        All notices regarding the Bonds shall be published in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) and in accordance with the rules of the SWX Swiss Exchange.

15.  Prescription

        By virtue of the statute of limitations under Swiss law as at the date of the Prospectus offering these Bonds, Coupons shall become unenforceable after a period of five years and the Bonds after a period of ten years, calculated from their respective due dates.

16.  Bondholders' Meeting

(a) CSFB or the Issuer may at any time convene a meeting of Bondholders (a "Bondholders' Meeting"). In the case of an event mentioned in Sections 8 or 9 above and as long as CSFB has not exercised its rights thereunder, Bondholders wishing a Bondholders' Meeting to be convened and who represent at least 10% (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with paragraphs (f) and (h) below, may at any time require CSFB to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

(b) The costs for such Bondholders' Meeting shall be borne by the Issuer or the Guarantor or, in the event that the Issuer or the Guarantor is prohibited by law from paying such costs, by the Bondholders convening such meeting (each of these Bondholders shall bear such costs in relation to their Bond holdings).

(c) A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which CSFB has previously exercised its rights contained in Sections 8 and 9 above and Section 18 below), including any modification of or arrangement in respect of the terms and conditions relating to Bonds or to Coupons.

(d) Notice convening a Bondholders' Meeting shall be given at least 45 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in paragraph (f) below. The Issuer and the Paying Agents will each make a copy of such notice available for inspection to the Bondholders during normal business hours at each of their respective head offices.

        Notice of any resolution passed of a Bondholders' Meeting will be published by CSFB on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

(e) All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") and a deputy chairman the ("Deputy Chairman") shall be nominated by CSFB in writing. If no person has been sonominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose the Chairman and Deputy Chairman.

        The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the holders of Bonds as to the procedure of the Bondholders' Meeting and the resolutions to be considered. He shall sign the minutes referred to in paragraph (l) below.

        In the case of any equality of votes, the Chairman shall have a casting vote.

        A declaration by the Chairman that a resolution has been carried or carried by a particular majority, or rejected or not carried by a particular majority, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

(f) Each person who produces a Bond or Bonds or a certificate by a bank in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond(s) is (are) deposited with that bank and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond(s). Couponholders are not entitled to attend or vote at Bondholders' Meetings.

(g) The quorum necessary in order to vote on resolutions proposed at a Bondholder's Meeting shall be persons entitled under paragraph (f) above and (h) below holding or representing in the aggregate percentage (or more) of the aggregate principal amount of all outstanding Bonds:

        each Ordinary Resolution:                  25%
        each Extraordinary Resolution:             66%

        The terms "Ordinary Resolution" and "Extraordinary Resolution" will be defined in paragraph below.

        If within thirty minutes after the time appointed for any Bondholder's Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

(h) Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

(aa) Bonds held by or on behalf of the Issuer and/or Guarantor or any other natural person or legal entity (aa) which directly or indirectly owns or controls more than 50% of the equity share capital of the Issuer and/or Guarantor, or

(bb) of which in the case of a legal entity more than 50% of the equity share capital is controlled by the Issuer and/or Guarantor directly or indirectly, or

(cc) where the Issuer and/or Guarantor is in a position to exercise, directly or indirectly, control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer and/or Guarantor, shall not be entitled to vote at such Bondholders' Meeting.

(i) A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accordance with this Section 16:

        each Ordinary Resolution:       51% of the quorum described in paragraph (g) above
        each Extraordinary Resolution:  66% of the quorum described in paragraph (g) above

        Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.
(j) Any resolution which is not an Extraordinary Resolution (as defined in paragraph (k) below) shall be deemed to be an Ordinary Resolution.

(k) An Extraordinary Resolution shall be necessary to decide on the following matters at a Bondholders' Meeting:

        - to postpone the maturity beyond the stated maturity of the principal of any Bond;

        - to reduce the amount of principal or premium (if any) payable on any Bond;

        - to change the date of interest payment of any Bond;

        - to change the rate of interest or the method of computation of interest of any Bond;

        - to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond;

        - to amend or modify or waive the whole or any parts of Sections 5, 6, 8 or 9 above or paragraphs (f), (g), (h), (i) or (k) of this Section 16;

        - to convert the Bonds into equity, or

        - to change the choice of law and the jurisdiction clause contained in
        Section 17 below.

        The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

(l) Any resolution approved at a Bondholders' Meeting held in accordance with this Section 16 shall be conclusive and binding on the Issuer, the Guarantor and on all present or future Bondholders whether present or not, and on all Couponholders.

        Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be made and signed by theChairman pursuant to paragraph (e) above.

(m) If no Bondholder or an insufficient number of Bondholders attends a Bondholders' Meeting, the right to decide on an early redemption of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of CSFB. Any such decision of CSFB shall be final and binding upon the Issuer, the Guarantor and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

17.  Applicable Law and Place of Jurisdiction

        The Bonds and Coupons are governed by Swiss law.

        Any dispute which might arise between the holders of the Bonds or Coupons on the one hand, and the Issuer on the other hand, regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary Courts of justice of the Canton of Zurich, the place of jurisdiction being Zurich 3, with the right to appeal to the Swiss Federal Court of Justice in Lausanne, where the law permits, whose decision shall be final.

        The Issuer shall be discharged by and to the extent of any payment made to a holder recognised as creditor by an enforceable judgement of a Swiss court.

18.  Amendment to the Terms of the Bonds

        The Terms of the Bonds may be amended from time to time by agreement between the Issuer and CSFB on behalf of the Bondholders and Couponholders provided that in the sole opinion of CSFB such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and/or the Couponholders. Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

        Notice of any such amendment shall be given as per Section 14 above.

19.  Currency Indemnity

        If any payment obligation of the Issuer in favour of the Bondholders or Couponholders, as the case may be, has to be changed from Swiss Francs into a currency other than Swiss Francs (to obtain a judgement, execution, or for any other reason), the Issuer undertakes as a separate and independent obligation to indemnify the Bondholders or Couponholders, as the case may be, for any shortfall caused by fluctuations of the exchange rates applied for such conversions.

        The rates of exchange to be applied in calculating such shortfall shall be CSFB's spot rates of exchange prevailing between Swiss Francs and the currency other than Swiss Francs on the date on which such conversions are necessary.

4.   General Information
--------------------------------------------------------------------------------

4.1  Statutory Information

     4.1.1      Details Relating to the Offer

     (a)   (i)  The Issuer is Logitech (Jersey) Limited, a company limited by shares incorporated on 14 March 1988 under the laws of Jersey whose registered office is at PO Box 1075, Elizabeth House, 9 Castle Street, St. Helier, Jersey, Channel Islands, JE4 2QP.
           (ii) The offer contained in this Prospectus is being promoted by Credit Suisse First Boston.
     (b) The details relating to the method, time and place of payment of the subscription price for the Bonds are not relevant as following the listing the Bonds may be acquired on the SWX Swiss Exchange.
     (c) There is no minimum amount required to be raised by the offer contained in this Prospectus.
     (d) The net proceeds from the issue of the Bonds will be used to refinance the acquisition by the Issuer of Labtec Inc.
     (e) It is not expected that any business will be acquired with the net proceeds from any issue of the Bonds.

     4.1.2    Capital

       As at the date of this Prospectus the nominal, issued and paid up share capital of the Issuer is CHF 300 divided into 30 shares of CHF 10 each, all of which have been fully issued.

     4.1.3    Goodwill, preliminary expenses etc.

       The Syndicate Banks will receive the following commissions:
     (a) a commission of 2%, deducted on the payment date of the Bonds from the Issue Price for the purpose of calculating the net proceeds of the Issue;
     (b) a paying agent's commission of 0.03%, payable when the interest is paid under each Coupon and the principal falls due; and
     (c) a conversion commission of 0.375%, rendered on conversion of the Bonds (in case of conversion no paying agent's commission on the principal is due).

     4.1.4    Contracts

       The Issuer has entered into the Bond Purchase, Paying and Conversion Agency Agreement which constitutes a material contract entered into within two years of the date of this Prospectus.

       An incentive fee is payable at the discretion of Logitech (Jersey) Limited to Credit Suisse First Boston in its capacity as Promotor.

       Effective April 1, 2001, the Issuer entered into the bank credit facility agreement as further described on page 49 of this Prospectus.

     4.1.5    Interest of Directors

       None of the directors of the Issuer have any interest in any property proposed to be acquired by the Issuer with the proceeds of the issue of the Bonds.

     4.1.6    Accounts and Reports

       Copies of the Issuer's latest audited accounts are available for inspection at the Issuer's registered office.

     4.1.7    Registered Office and Register of Members

       The registered office of the Issuer is at PO Box 1075, Elizabeth House, 9 Castle Street, St. Helier, Jersey, Channel Islands, JE4 2QP. The Register of Members will be kept at this address.

     4.1.8    Principal Establishments

       The Issuer has no principal operating establishments.

     4.1.9    Advisers

       The Issuer's auditors are PricewaterhouseCoopers, Twenty Two Colomberie, St. Helier, Jersey, Channel Islands.

       The Issuer's legal advisers, as to Swiss law, are Lenz & Staehelin of 25 Grand Rue, 1211 Geneve 11, Switzerland.

       The Issuer's legal advisers, as to Jersey law, are Ogier & Le Masurier of Whiteley Chambers, Don Street, St. Helier, Jersey.

       The Issuer's bankers are Credit Suisse First Boston of Uetlibergstrasse 231, CH-8045 Zurich and Credit Suisse of Paradeplatz 8, CH-8001 Zurich.

     4.1.10   Additional Information

       All material information which an investor would reasonably require to enable him to make an informed judgment about the merit of investing in the Bonds is set out or referred to in this Prospectus.

     4.1.11   Directors and Secretary

     (a) The name and business occupation of all of the Directors of the Issuer are set out below:

          Guerrino De Luca: Mr De Luca is the chairman of the board of directors and the CEO of the Guarantor.

          Kristen M Onken: Ms Onken is the CFO of the Guarantor.

          Antony Royston Hillman: English Solicitor

          Nigel Anthony Le Quesne: director of Jersey Trust Company Limited.

          For the purpose of this Prospectus, the business address of each of the directors is care of the Issuer's registered office.

     (b) Each of the directors of the Issuer is entitled to reimbursement of costs and expenses properly and reasonably incurred in connection with that director's duties as well as to payment of fees. None of the director's fees exceed (pound)50,000 per director, per annum.

     (c) The name and address of the Secretary of the Issuer is Nigel Syvret, Chartered Secretary, of Elizabeth House, 9 Castle Street, St. Helier, Jersey, Channel Islands.

5.   Further Information on the Issuer
--------------------------------------------------------------------------------

5.1  Principal Business Activities

        The principal activity of the Issuer is the administration of stock option and purchase plans for Logitech International Group employees. Periodically, the Issuer purchases and sells the Guarantor's shares as part of the Logitech Group financing strategy. The Issuer may be elected to continue participating in the administration of the Logitech International Group's stock option and stock purchase plans to the Guarantor for the near future.

5.2  Objects

        Paragraph 2 of the Issuer's Memorandum of Association states as follows:

        The company shall have the capacity and may exercise all the powers that may be lawfully exercised by a company incorporated under the laws of Jersey. Without prejudice to the generality of the foregoing, the company may

     (a) carry on any business or activity whatsoever in any part of the world;

     (b) take or acquire by any means and for any purpose any property in any part of he world (whether moveable or immoveable, tangible or intangible) or any type or interest whatsoever therein;

     (c) borrow or raise money and secure the repayment of any money borrowed, raised or owing by the company or any other person, firm or company and discharge any debt or obligation of or binding on the company or on any other person; firm or company in any manner including the issue of debentures or debenture stock and/or mortgage, pledge or other security of or upon all or any part of the property of the company;

     (d) guarantee the performance of any contract or obligation and/or the payment of money of or by any person, firm or company and secure any guarantee so given and the performance of any obligation or liability of the company or of any other person, firm or company in any manner including mortgage, pledge or other security of or upon all or any part of the property of the company;

     (e) in any manner sell, lease, grant options over, dispose of or deal with all or any part of the property of the company.

5.3  Register

       The Issuer is registered under the Companies (Jersey) Law 1991 with the registered number 40159.

5.4  Duration

       The duration of the Issuer is not limited.

5.5  Group

       The Issuer is a wholly owned subsidiary of the Guarantor.

5.6  Court, Arbitral and Administrative Proceedings

       The Issuer is not involved in any litigation, arbitration or administrative proceedings, which are material in the context of the issue of the Bonds, nor, as far as the Issuer is aware, are such litigation or arbitration proceedings threatened.

5.7. Investment Policy

     5.7.1    Investments made

       For the financial year 2000

       Shares and ADRs for Logitech International S.A. according to the note to the accounts, page 35 of this Prospectus.

       For the financial year 2001

       Shares and ADRs for Logitech International S.A. according to the note to the accounts, page 35 of this Prospectus.

     5.7.2    Current Investments

       Shares and ADRs for Logitech International S.A. according to the note to the accounts, page 35 of this Prospectus.

     5.7.3    Investments planned and already approved

       The net proceeds of the Bonds, being the amount of CHF 166.6 million, will be used primarily to refinance the acquisition of Labtec Inc.

5.8 Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities

        Except as disclosed on page 36 of this Prospectus (Note 5 and 6), none.

5.9     Own Equity Securities

        The Issuer holds as of June 1, 2001 6,263 Registered Shares of the Guarantor.

6.   General Information on the Guarantor
and its capital
--------------------------------------------------------------------------------

6.1  General Information on the Guarantor

     6.1.1  Name, Registered Office, Head Office

       Logitech International S.A. has its registered office at Les Chatagnis, CH-1143 Apples, Switzerland, and its headquarters at Fremont, California 94555, United States.

     6.1.2  Incorporation, Duration

       The Guarantor was incorporated under Swiss law on May 2, 1988 for an unlimited period of time.

     6.1.3  Legislation, Legal Form

       The Guarantor is a Swiss corporation limited by shares
     (Aktiengesellschaft, societe anonyme).

     6.1.4  Purpose (Art. 2 of the Articles of Incorporation)

       The Guarantor is a holding company with the purpose to co-ordinate the activities of the subsidiaries of the Logitech Group in Switzerland and abroad.

       It has furthermore the purpose to acquire and manage participations in any entities, in particular to directly or indirectly acquire, hold and sell participations in other commercial, industrial, finance or real estate companies or entities in Switzerland and abroad, in its own name and on its own account or on the account of third parties, be it for investment or other purposes, as well as to finance affiliated companies.

       The Guarantor may exercise any activities in Switzerland and abroad, establish branch offices and carry on any real estate, finance or commercial activities which are directly or indirectly related to its purpose.

     6.1.5    Register

       The Guarantor is registered with the commercial register of the Canton of Vaud, Moudon, under reg. no. B988/00032.

     6.1.6    Group

            The Guarantor is the holding company of the Logitech Group.

6.2  Corporate information

     6.2.1    Board of Directors

     Members, function                                                      further principal activities
--------------------------------------------------------------------------------------------------------------------------------
     Daniel Borel, Chairman of the Board                  -
--------------------------------------------------------------------------------------------------------------------------------
     Guerrino De Luca, Member                    President and Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------------------
     Pier Carlo Falotti, Member/(2)/             Management Consultant
--------------------------------------------------------------------------------------------------------------------------------
     Jean-Louis Gassee, Member/(3)/              Chairman, Chief Executive Officer, Be Inc.
--------------------------------------------------------------------------------------------------------------------------------
     Frank Gill, Member/(2)(3)/                  Board member of Tektronix Inc., Inktomi
--------------------------------------------------------------------------------------------------------------------------------
                                                 Corporation, Niku Corporation, McAfee.com
--------------------------------------------------------------------------------------------------------------------------------
                                                 Inc. and Pixelworks Inc.
--------------------------------------------------------------------------------------------------------------------------------
     Kee Lock Chua, Member/(2)/                  President and Chief Executive Officer, Intraco
--------------------------------------------------------------------------------------------------------------------------------
     Ron Croen, Member-Elect/(1)/                President and Chief Executive Officer, Nuance
--------------------------------------------------------------------------------------------------------------------------------
     Peter Pfluger, Member-Elect/(1)/            Chief Executive Officer, Phonak Hearing
--------------------------------------------------------------------------------------------------------------------------------
                                                 Systems and Head of Phonak's Group
--------------------------------------------------------------------------------------------------------------------------------
                                                 Executive Management
--------------------------------------------------------------------------------------------------------------------------------

    /(1)/ Mr. Croen and Mr. Pfluger will be presented to the shareholders for election to the Board of Directors on June 28, 2001
    /(2)/ Member of the Audit Committee
    /(3)/ Member of the Compensation Committee

     6.2.2    Management of Logitech Group

     Name                principal function
--------------------------------------------------------------------------------
     Guerrino De Luca    President and Chief Executive Officer
--------------------------------------------------------------------------------
     Erh-Hsun Chang      Senior Vice President, Operations and
                         General Manager, Far East
--------------------------------------------------------------------------------
     Wolfgang Hausen     Senior Vice President, Control Devices
--------------------------------------------------------------------------------
     Junien Labrousse    Senior Vice President, Video
--------------------------------------------------------------------------------
     Kristen Onken       Senior Vice President, Finance, and
                         Chief Financial Officer
--------------------------------------------------------------------------------
     Marcel Stolk        Senior Vice President, Worldwide Sales and
                         Marketing
--------------------------------------------------------------------------------
     Robert Wick         Senior Vice President, Audio
--------------------------------------------------------------------------------

     6.2.3    Share Ownership

      The following table presents information regarding the share ownership and option ownership of the Guarantor's Registered Shares, including shares represented by ADSs, as of May 1, 2001 by our directors and executive officers as a group:

                                                                                                Exercise
                                            Shares                % of           Options       Price per       Expiration
     Name                                   Owned      Outstanding (1)       Granted (2)           share             Date
--------------------------------------------------------------------------------------------------------------------------------
     All non-employee directors as a       1,702                     -           20,000      $ 37.96 to       2006 - 2010
     group (4 individuals)                                                   $   331.21
--------------------------------------------------------------------------------------------------------------------------------
     All executive officers as a group                                       $ 23.45 to
     (8 individuals) (3)                 315,076                  7.10          259,776      $ 275.00         2008 - 2011
--------------------------------------------------------------------------------------------------------------------------------

     (1) Percentage ownership is calculated based on 4,440,402 Registered Shares outstanding as of May 1, 2001.

     (2) Options for shares were granted under stock option plans to purchase Registered Shares, including shares represented by ADSs. Exercise prices per Registered Share are generally equal to the fair market value of Registered Shares on the date of grant. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

     (3) Includes 90,720 Registered Shares registered in the name of Sylviane Borel (Mr. Borel's wife). Mr. Borel and Mrs. Borel are considered as an organised group of shareholders for the purpose and in the meaning of Article 20 of the Federal Act on Stock Exchanges and Securities Trading (SESTA). However, Mr. Borel disclaims beneficial ownership of the Registered Shares registered in the name of his wife.

     6.2.4    Compensation of Executive Officers and Directors

       Directors who are also employees of the Guarantor do not receive any additional compensation for their service on the Board of Directors. Directors are reimbursed for certain expenses in connection with attendance at Board and Committee meetings.

       The following Summary Compensation Table sets forth the compensation accrued for services by non-employee directors and executive officers in all capacities to the Guarantor for the year ended March 31, 2001. The options granted and exercise prices in the table below are expressed as Registered Shares.

                                                 Annual Compensation        Option        Exercise    Expiration        Other (1)
          --------------------------------------------------------------------------------------------------------------------------
          Name of Group                          Salary        Bonus        Granted        Price        Date         Compensation
          --------------------------------------------------------------------------------------------------------------------------
          All non employee directors
          as a group (4 individuals)         $   77,000            -           4,000       $331.21       2010                -
          --------------------------------------------------------------------------------------------------------------------------
                                                                                           $243.41
          All executive officers                                                                to
          as a group (7 individuals) (2)     $1,549,311     $911,265          34,000       $275.00       2010          $17,242

          --------------------------------------------------------------------------------------------------------------------------

         (1) Amounts shown represent matching contributions under the Guarantor's 401K plan and the Guarantor's contributions under its foreign pension plan.
         (2) Does not include Messrs. Labousse and Wick, who were appointed Senior Vice President in April 2001. Includes Mr. Stolk's compensation for a partial year.

         6.2.5    Auditors

         In accordance with Art. 727 ff. of the Swiss Code of Obligations (OR) PricewaterhouseCoopers SA, Lausanne, Switzerland is acting as statutory auditors for the current fiscal year. They acted also for the last two fiscal years.

6.3      Business Activities

         6.3.1    Principal Activities

            The Guarantor and its affiliates (the "Company") are leaders in the business of designing, manufacturing and marketing human interface devices for personal computers. Today, the computing environment that the Company serves is centered on the desktop. But as the interface to the digital world moves beyond the desktop and beyond the PC - to the living room, to the kitchen, to wherever and whenever people want to access digital information, the need for an intuitive interface will remain. The Company's product family includes Internet video cameras, mice and trackballs, key-boards, audio and telephony products, and interactive gaming controllers.

            The Company offers PC users a variety of means to access the world of digital information. The Company's products provide user-centric solutions intended to be easy to install and easy to use, and that are combined with integrated software for seamless compatibility and added functionality. These products allow users to personalize and enrich their computing environment, and to easily operate in a variety of applications.

            The Company sells its products through two primary channels, original equipment manufacturers ("OEMs") and a network of distributors and resellers ("retail"). Products sold to OEMs, principally pointing devices, are generally resold to end users bundled with new PCs. Sales to OEMs as a percentage of total net sales can vary significantly and have ranged from 17% to 38% on a quarterly basis over the past three fiscal years.

         6.3.2    Net Sales

            Please refer to page 40 of this Prospectus.

         6.3.3    Location and Real Estate

            The Guarantor's U.S. subsidiary has headquarters in Fremont, California in a leased building comprising approximately 95,600 square feet. This facility is also occupied by Logitech's Americas headquarters, including research and development, product marketing, sales management, technical support and administration. The Fremont lease expires in March 2006.

            The audio business unit is located in 17,822 square feet of office space in Vancouver, WA. Labtec also leases an 80,000 square foot warehouse facility and a 6,000 square foot warehouse facility in Vancouver, WA. The leases for the headquarters and the larger warehouse facility have terms through April 2006. The lease for the smaller warehouse facility is a month-to-month agreement.

            Logitech's Europe headquarters are in Romanel-sur-Morges, Switzerland. This Company-owned facility comprises 33,300 square feet and includes research and development, product marketing, sales management, technical support, administration and certain Logitech group activities including finance.

            Logitech's Asia headquarters are in a Company-owned 112,000 square foot facility in Hsinchu, Taiwan, and includes mechanical engineering, new product launches, value-added manufacturing, process engineering, commodities management, logistics, quality assurance, and administration. The Hsinchu facility also serves as a distribution center for the Guarantor. Logitech's high volume manufacturing is located in Suzhou, China, comprised of a Company-owned 253,716 square foot building and a building comprised of approximately 91,500 square feet and is subject to a lease due to expire in July 2003.

            Logitech has major distribution centers in Union City, California, Nijmegen, the Netherlands and Hsinchu, Taiwan. The Union City facility is 86,500 square feet and is being leased by Loitech Inc. until September 2003. The distribution center in Nijmegen is comprised of approximately 7,150 square feet and is subject to a lease due to expire in July 2005. The Company believes that its current facilities will be adequate for its needs for the foreseeable future.

         6.3.4    Patents and Licenses

            For its existence, the Guarantor is not depending on any patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

         6.3.5    Court, arbitral and administrative Proceedings

            There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. Through its U.S. and China subsidiaries, the Company is currently involved in several other pending lawsuits with respect to patent infringement claims by third parties. The Company believes that all of these pending lawsuits are without merit and intends to defend against them vigorously. There can be no assurance, however, that the defense of any of these actions will be successful, or that any judgment in or settlement of any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and results of operations.

            Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by the Company's technical and management personnel, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all. In addition, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products.

         6.3.6    Interruptions in Business

            The Company has never suffered any interruptions in its business.

6.4      Investment Policy

         6.4.1    Investments made

            For the financial year ending March 31, 2000: According to page 48 of this Prospectus. For the financial year ending March 31, 2001:
            According to page 48 of this Prospectus.

         6.4.2    Current Investments

            None.

         6.4.3    Investments planned and already approved
            None.

6.5      Capital

         6.5.1    Capital Structure

            According to the Articles of Incorporation, the share capital of the Guarantor as of May 15, 2000 amounts to CHF 44,418,590 and is divided into 4,441,859 fully paid-in Registered Shares with a par value of CHF 10 per share. Each Registered Share carries one vote. The Articles of Incorporation do not provide for voting right restrictions.

            The Guarantor announced on May 21, 2001, that at the General Meeting of shareholders to be held on June 28, 2001, the Guarantor will propose a resolution authorizing a 10 for 1 stock split of its Registered Shares. If the resolution is adopted, the stock split will be effected shortly thereafter and the Bondsholders will be informed of any changes according to Article 14 of the Terms of the Bonds.

         6.5.2    Authorized Capital

            As of May 15, 2001 875,788 Registered Shares have been authorized for issuance by the Guarantor's shareholders until June 29, 2002. The board of directors of the Guarantor may exclude or limit the rights of the shareholders to subscribe for shares in priority for certain limited purposes, including in connection with mergers and acquisitions, financing of acquisitions or placement of Registered Shares in foreign markets. The new shares have to be fully paid up. The board of directors may increase the share capital in one or several tranches, and decides upon the issue price, the way in which the shares have to be paid up and the conditions under which shareholders may exercise the right to subscribe for the shares in priority.

         6.5.3    Conditional Capital

            According to its Articles of Incorporation, as of May 15, 2001 the Guarantor has a conditional share capital of CHF 9,923,530, divided into 992,353 Registered Shares reserved for the exercise of stock options granted to certain employees under the Stock Option Plan 1988, the Stock Purchase Plan 1989, the Stock Plan 1996 and the Stock Purchase Plan 1996.

         6.5.4 Outstanding Convertible Securities and Warrants, Bonds, Borrowings and Contingent Liabilities

            Except as disclosed on page 49 and 50 (Note 8 and 10) and on page 54 (Note 12) of this Prospectus, none. The exercise dates of the stock options are as follows:

         Exercisable as of March 31, 2001                                                                             245,077
         --------------------------------------------------------------------------------------------------------------------
         Exercisable as of March 31, 2002                                                                             502,040
         --------------------------------------------------------------------------------------------------------------------
         Exercisable as of March 31, 2003                                                                             667,822
         --------------------------------------------------------------------------------------------------------------------
         Exercisable as of March 31, 2004                                                                             705,694
         --------------------------------------------------------------------------------------------------------------------
         Exercisable as of March 31, 2005                                                                             784,666
         --------------------------------------------------------------------------------------------------------------------


         6.5.5    Own Equity Securities

            None.

         6.5.6    Public Tender Offers

            The Articles of Incorporation do not contain an opting-out or an opting-up clause in connection with public tender offers pursuant to the Federal Act on Stock Exchanges and Securities Trading (SESTA).

         6.5.7    Major Shareholders

            The following table sets forth certain information known to the Guarantor with respect to beneficial ownership of the Guarantor's Registered Shares, including shares represented by ADSs, as of May 1, 2001 by each shareholder known by the Guarantor to be the beneficial owner of more than five percent of the Guarantor's Registered Shares. To the knowledge of the Guarantor, it is not directly or indirectly owned or controlled by any corporation or by any foreign government. The Guarantor is unaware of any arrangement, which it anticipates will result in a change in its control.

                                                                                       Shares
                                                                                 Beneficially
         Name of Beneficial Owner                                                       Owned                    Percentage(1)
         --------------------------------                                        ----------------------------------------------
         Daniel Borel(2)                                                              313,466                            7.06%

         (1) Percentage ownership is calculated based on 4,440,402 Registered Shares outstanding as of May 1, 2001.

         (2) Includes 90,720 Registered Shares registered in the name of Sylviane Borel (Mr. Borel's wife). Mr. Borel and Mrs. Borel are considered as an organised group of shareholders for the purpose and in the meaning of Article 20 of the Federal Act on Stock Exchanges and Securities Trading (SESTA). However, Mr. Borel disclaims beneficial ownership of the Registered Shares registered in the name of his wife.

7.   Financial Statements
--------------------------------------------------------------------------------


7.1  Director's Report of the Issuer

          The director has pleasure in submitting his report and the audited accounts for the year ended March 31, 2001.

               Principal Activities

          The principal activity of Logitech (Jersey) Limited, "the Company" during the year was the administration of stock option and purchase plans for Logitech Inernational Group employees. The Company is a wholly owned subsidiary of Logitech International S.A., ("LISA"), the ultimate holding company of the Group. Periodically, the Company purchases and sells LISA's Shares as part of the Group financing strategy.

               Business Review

          Profit before tax for the year amounted to US $ 2,480,041.

               Place of Incorporation

          The Company is incorporated in Jersey.

               Future Development

          The Company will continue to administer the Logitech International Group's stock option and stock purchase plans to LISA for the near future.

               Share Capital

          The authorised share capital of the Company is 30 ordinary shares of 10 SFr each.

               Dividends

          The director does not recommend a dividend.

                  Directors

          The names of the persons who were directors at any time during the year ended March 31, 2001 and subsequently are set out below. Except where indicated they served as directors for the entire year.

          Daniel Borel

          None of the above have any interest in the share capital of the Company. The directors received no remuneration for their services.

               Statement of Director's Responsibilities

          Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those accounts, the directors are required to:

          - select suitable accounting policies and then apply them consistently;
          - ensure that applicable accounting standards have been followed;
          - make judgements and estimates that are reasonable and prudent;
          - prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

          The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

               Auditors

          PricewaterhouseCoopers, Channel Islands, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

          By Order of the Board
          Director
          May 16, 2001

7.2      Financial Statements of the Issuer

               Logitech (Jersey) Limited, St. Helier, Jersey, Channel Islands

         Balance Sheet                                                                                  March 31,
                                                                                            -----------------------------------
                                                                                   Notes               2001               2000
                                                                                            ----------------  -----------------
                                                                                                         (In US $)
         Long Term Assets                                                                          3,000,000                  -
         -------------------------------------------------------------------------------
         I/C Loan to Logicad Inc                                                                  14,603,015         12,147,497
         -------------------------------------------------------------------------------
         I/C Long Term Debt - LISA                                                                17,603,015         12,147,497
         -------------------------------------------------------------------------------    ----------------  -----------------


         Current assets
         -------------------------------------------------------------------------------
         Debtors                                                                       3           2,880,890            245,596
         -------------------------------------------------------------------------------
         Investments                                                                   4             567,161          4,056,000
         -------------------------------------------------------------------------------
         Cash at bank and in hand                                                                    251,188          6,223,988
         -------------------------------------------------------------------------------    ----------------  -----------------
                                                                                                   3,699,239         10,525,584
         -------------------------------------------------------------------------------

         Creditors: amounts falling due within one year                                5             (34,896)        (3,885,764)
         -------------------------------------------------------------------------------    ----------------  -----------------

         Net current assets                                                                        3,664,343          6,639,820
         -------------------------------------------------------------------------------    ----------------  -----------------

         Total assets less current liabilities                                                    21,267,358         18,787,317
         ===============================================================================    ================  =================

         Capital and reserves
         -------------------------------------------------------------------------------
         Called up share capital                                                       9                 188                188
         -------------------------------------------------------------------------------
         Profit and loss account                                                      10          21,267,170         18,787,129
         -------------------------------------------------------------------------------    ----------------  -----------------

         Shareholder's funds                                                                      21,267,358         18,787,317
         ===============================================================================    ================  =================

                  Profit and loss account for the year ended 31 March
                                                                                                  Continuing Operations
                                                                                            -----------------------------------
                                                                                   Notes               2001               2000
                                                                                            ----------------  -----------------
                                                                                                         (In US $)
         Profit/(loss) on sale of investments                                                      1,559,138           (442,610)
         -------------------------------------------------------------------------------

         Administrative expenses                                                                     (31,749)           (27,892)
         -------------------------------------------------------------------------------

         Other operating income/(loss)                                                               141,738           (331,025)
         -------------------------------------------------------------------------------
         Intragroup interest                                                                         810,914            707,113
         -------------------------------------------------------------------------------    ----------------  -----------------
         Profit/(loss) for the year                                                    8           2,480,041            (94,414)
         -------------------------------------------------------------------------------

         Balance brought forward                                                                  18,787,129         18,881,543
         -------------------------------------------------------------------------------    ----------------  -----------------

         Balance carried forward                                                                  21,267,170         18,787,129
         ===============================================================================    ================  =================

            The company has no recognised gains or losses other than as shown in the above profit and loss account.
            All reported amounts relate to continuing activities.
            Approved by the Board on May 16, 2001

            Director

                  Notes to the accounts - 31 March 2001
         1. Accounting policies

            The significant accounting policies adopted by the Company are as follows:

            (1) Basis of accounting

            The financial statements have been prepared under the historical cost convention and in accordance with UK Accounting Standards and the Companies (Jersey) Law 1991.

            (2) Turnover

            Turnover represents the difference between market value and cost price of shares/ADR's sold.

            (3) Investments

            Investments are recorded at the lower of cost and market value.

            (4) Cash Flow Statement

            The Company is a small company as defined within FRS1 and is therefore exempt from preparing a cash flow statement.

            (5) Fiduciary Shares

            Shares held on a fiduciary basis under the terms of the Logitech employee share purchase plan are excluded from the company's financial statements.

            (6) Foreign Currencies

            Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account.

            (7) Related Party Transactions

            The Company as a 100% member of a group has taken advantage of the provision of FRS8 in not disclosing transactions with other 90% members of that group to the extent that they are reversed on consolidation.

         2. Ultimate Parent Company

            The immediate and ultimate parent undertaking is Logitech International S.A. ("LISA"), a company incorporated in Switzerland, and is the group undertaking for which group financial statements are drawn up and of which the Company is a member.

         3. Debtors                                                                                    2001               2000
                                                                                            ----------------  ----------------
                                                                                                         (In US $)
         Amounts due from group companies                                                         2,873,649            242,757
         --------------------------------------------------------------------------------
         Other Debtors                                                                                7,241              2,839
         --------------------------------------------------------------------------------
                                                                                            ---------------   ----------------
                                                                                                  2,880,890            245,596
                                                                                            ===============   ================

         4. Investments                                                                                2001               2000
                                                                                            ---------------   ----------------
                                                                                                        (In US $)
         6,562.70 registered shares/ADR's (2000: 20,640.80)
         of SFr 10 each of LISA                                                                     567,161          1,056,000
         --------------------------------------------------------------------------------
         I/C Loan to Logicad Inc                                                                          -          3,000,000
         --------------------------------------------------------------------------------
                                                                                            ---------------   ----------------
                                                                                                    567,161          4,056,000
                                                                                            ===============   ================

     The shares/ADR's in LISA are recorded at the lower of cost and market value. The market value of these shares/ADR's at March 31, 2001 was $1,510,848 (2000: $6,509,867) or CHF 398 per share and $22.3750 per ADR.

          In addition, Logitech (Jersey) Limited holds 1,493.80 registered shares (2000: 6,060.80 registered shares) in LISA on a fiduciary basis for employees of the Group related to the Logitech International Group employee share purchase plan.

     5.    Creditors: amounts falling due within one year

                                                                          2001            2000
                                                                     ---------       ---------
     Amounts owed to group companies                                    29,896       3,868,312
     ----------------------------------------------------------
     Others creditors                                                    5,000          17,452
     ----------------------------------------------------------      ---------       ---------
                                                                        34,896       3,885,764
                                                                     =========       =========

     6.    Stock option plans

          The Logitech International Group operates plans under which stock options are available to certain employees, officers and directors of the group. Options are granted for the purchase of registered shares/ADR's of LISA generally vested over four years and remain outstanding for periods not exceeding ten years.

          The Company has committed itself to reserve certain of its holding of LISA shares/ADR's to ensure that the future exercise rights of option holders can be met.

          Any excess of options granted over and above the holding of shares/ADR's earmarked by Logitech (Jersey) Limited is covered by conditional capital in LISA.

          As at March 31, 2001, 6,562.70 (2000: 20,640.80) registered shares/ADR's of LISA held by the company are earmarked in this respect.

          The movement of the Group's stock option plans for the year is as follows:

                                                                         Number of options
                                                                     -------------------------
                                                                          2001            2000
                                                                     ---------      ----------
     Options in issue at beginning of year post-split                  770,554         856,002
     ----------------------------------------------------------

     Options granted                                                   211,218         234,060
     ----------------------------------------------------------
     Options exercised and covered by the Company                     (154,726)       (229,550)
     ----------------------------------------------------------
     Options exercised and covered by LISA
     ---------------------------------------------------------
     Options cancelled                                                 (42,380)        (89,958)
     ---------------------------------------------------------       ---------      ----------

     Options in issue at end of year
     (of which 245,077 are exercisable at March 31, 2001)              784,666         770,554
     ---------------------------------------------------------       =========      ==========

7. Employee Share Purchase Plan

          The Logitech International S.A. 1989 and 1996 Employee share purchase plans were established to provide eligible employees of the Logitech group with the opportunity to acquire a proprietary interest in the company by purchasing shares/ADR's of Logitech International S.A.

          Logitech (Jersey) Limited sells shares to group company employees at a price which is the lower of 85% of the fair market value at either the beginning or the end of each six-month offering period. In addition the company manages the shares/ADR's which have been attributed to the employees and executes instructions from these beneficiaries on a fiduciary basis. As at March 31, 2001, 1,493.80 shares are held by the company for employees on a fiduciary basis.

          The movement for the year of shares held on a fiduciary basis is as follows:

     Shares held on a fiduciary basis at the beginning of the year                                               6,060.80
     ---------------------------------------------------------------------------------------------------
     Shares purchased by employees during the year
     (all purchased from the Company)                                                                           17,940.00
     ---------------------------------------------------------------------------------------------------
     Shares sold on behalf of employees                                                                        (11,665.00)
     ---------------------------------------------------------------------------------------------------
     Shares transferred to employees                                                                           (10,842.00)
     ---------------------------------------------------------------------------------------------------    -------------
     Shares held on a fiduciary basis at end of year                                                             1,493.80
     ---------------------------------------------------------------------------------------------------    =============

     8.   Profit for the year

                                                                                                    2001             2000
                                                                                        ----------------    -------------
                                                                                                    (In US $)
     Profit for the year is arrived at after charging:
     --------------------------------------------------------------------------------
     Auditors' remuneration                                                                        5,000              548
     --------------------------------------------------------------------------------   ================    =============

     9.   Share capital

                                                                                                    2001             2000
                                                                                        ----------------    -------------
                                                                                                    (In US $)
     Authorized, allotted and fully paid:
     30 ordinary shares of CHF 10                                                                    188              188
     --------------------------------------------------------------------------------   ================    =============

     10.  Reconciliation of movement in shareholder's funds

                                                                                                    2001             2000
                                                                                        ----------------    -------------
                                                                                                    (In US $)
     Opening shareholder's funds                                                              18,787,317       18,881,731
     --------------------------------------------------------------------------------
     (Loss)/profit for the financial year                                                      2,480,041          (94,414)
     --------------------------------------------------------------------------------   ----------------    -------------
     Closing shareholder's funds                                                              21,267,358       18,787,317
     --------------------------------------------------------------------------------   ================    =============

     11.  Tax status

         The Company is an exempt company for Jersey tax purposes and pays an exempt company fee of (pound)600 per annum.

        Set out below is the auditors' report which appeared in the statutory accounts of the Issuer. The information set out on pages 6 to 12 of the statutory accounts appears at pages 34 to 37 of this document. The information set out on page 4 of the statutory accounts appears at page 33 of this document.

     "Auditors" report
to the members of Logitech (Jersey) Limited

        We have audited the financial statements which have been prepared under the historical cost convention and the accounting policies set out on page 6 to 12.

               Respective responsibilities of directors and auditors

          The directors are responsible for preparing the annual report. As described on page 4, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom accounting standards. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

               Basis of opinion

        We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

        We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

               Opinion

        In our opinion the financial statements give a true and fair view of the state of the affairs of the Company as at March 31, 2001 and of its profit for the year then ended and have been properly prepared in accordance with the Companies (Jersey) Law 1991.



        PricewaterhouseCoopers, Channel Islands
        Chartered Accountants
        Jersey CI                                                    18 May 2001

     7.3  Consolidated Financial Statements

     Logitech International S.A.
Consolidated Balance Sheets

     (In thousands, except share and per share amounts)

     Assets                                                                                          March 31,
                                                                                        ----------------------------------
                                                                                                   2001               2000
                                                                                        ---------------   ----------------
                                                                                                     (In US $)
     Current assets:
         Cash and cash equivalents                                                               44,142             49,426
     --------------------------------------------------------------------------------
         Accounts receivable                                                                    144,781            123,172
     --------------------------------------------------------------------------------
         Inventories                                                                            111,612             68,255
     --------------------------------------------------------------------------------
         Other current assets                                                                    29,558             25,354
     --------------------------------------------------------------------------------   ---------------   ----------------
     Total current assets                                                                       330,093            266,207
     --------------------------------------------------------------------------------
     Investments                                                                                 16,649             10,807
     --------------------------------------------------------------------------------
     Property, plant and equipment                                                               38,160             42,117
     --------------------------------------------------------------------------------
     Intangible assets:
         Goodwill                                                                                92,053              3,907
     --------------------------------------------------------------------------------
         Other intangible assets                                                                 21,870             10,100
     --------------------------------------------------------------------------------
     Other assets                                                                                 6,291                939
     --------------------------------------------------------------------------------   ---------------   ----------------
     Total assets                                                                               505,116            334,077
     --------------------------------------------------------------------------------   ===============   ================

     Liabilities and shareholders' equity
                                                                                                   2001               2000
                                                                                        ---------------   ----------------
                                                                                                     (In US $)

     Current liabilities:
         Short-term debt                                                                         62,986              6,990
     --------------------------------------------------------------------------------
         Accounts payable                                                                        91,267             92,430
     --------------------------------------------------------------------------------
         Accrued liabilities                                                                     59,054             51,049
     --------------------------------------------------------------------------------   ---------------   ----------------
     Total current liabilities                                                                  213,307            150,469
     --------------------------------------------------------------------------------
     Long-term debt                                                                              26,908              2,934
     --------------------------------------------------------------------------------
     Other liabilities                                                                            8,847                705
     --------------------------------------------------------------------------------   ---------------   ----------------
     Total liabilities                                                                          249,062            154,108
     --------------------------------------------------------------------------------   ---------------   ----------------
     Commitments and contingencies
     Shareholders' equity:
         Registered shares, par value CHF 10 - 5,441,861authorized, 868,139 conditionally authorized, 4,441,861 issued and outstanding at March
         31, 2001; 4,362,920 authorized, 1,147,080 conditionally
         authorized, 4,162,920 issued and outstanding at March 31, 2000                          31,396             29,752
     --------------------------------------------------------------------------------
     Additional paid-in capital                                                                 118,740             83,686
     --------------------------------------------------------------------------------
     Less registered shares in treasury, at cost, 16,475 at March 31, 2001
         and 20,640 at March 31, 2000                                                              (627)            (1,056)
     --------------------------------------------------------------------------------
     Retained earnings                                                                          129,435             84,367
     --------------------------------------------------------------------------------
     Accumulated other comprehensive loss                                                       (22,890)           (16,780)
     --------------------------------------------------------------------------------   ---------------   ----------------
     Total shareholders' equity                                                                 256,054            179,969
     --------------------------------------------------------------------------------   ---------------   ----------------
     Total liabilities and shareholders' equity                                                 505,116            334,077
     --------------------------------------------------------------------------------   ===============   ================

       The accompanying notes are an integral part of these financial statements.

     Logitech International S.A.
Consolidated statements of income

     (In thousands, except share and per share amounts)                                    Year ended March 31,
                                                                                  ---------------------------------------
                                                                                         2001          2000          1999
                                                                                  -----------   -----------   -----------
                                                                                                 (In US $)
     Net sales                                                                        761,356       615,664       470,741
     ---------------------------------------------------------------------------
     Cost of goods sold                                                               502,290       408,969       308,018
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Gross profit                                                                     259,066       206,695       162,723
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Operating expenses:
     ---------------------------------------------------------------------------
         Marketing and selling                                                        130,947       102,957        85,350
     ---------------------------------------------------------------------------
         Research and development                                                      36,686        31,666        31,378
     ---------------------------------------------------------------------------
         General and administrative                                                    33,484        31,102        23,625
     ---------------------------------------------------------------------------
         Purchased in-process research and development                                  3,275            --         6,200
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Total operating expenses                                                         204,392       165,725       146,553
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Operating income                                                                  54,674        40,970        16,170
     ---------------------------------------------------------------------------
     Interest income (expense), net                                                      (148)         (163)          906
     ---------------------------------------------------------------------------
     Loss on sale of product line                                                          --            --        (7,272)
     ---------------------------------------------------------------------------
     Other income (expense), net                                                        2,628        (3,252)       (1,407)
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Income before income taxes                                                        57,154        37,555         8,397
     ---------------------------------------------------------------------------
     Provision for income taxes                                                        12,086         7,511         1,260
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Net income                                                                        45,068        30,044         7,137
     ---------------------------------------------------------------------------  ===========   ===========   ===========

     Net income per share:
     ---------------------------------------------------------------------------
         Basic                                                                          10.67          7.55          1.85
     ---------------------------------------------------------------------------
         Diluted                                                                         9.60          6.87          1.79
     ---------------------------------------------------------------------------
     Net income per ADS:
     ---------------------------------------------------------------------------
         Basic                                                                           1.07           .76           .19
     ---------------------------------------------------------------------------
         Diluted                                                                          .96           .69           .18
     ---------------------------------------------------------------------------
     Shares used to compute net income per share:
     ---------------------------------------------------------------------------
         Basic                                                                      4,222,624     3,976,990     3,867,220
     ---------------------------------------------------------------------------
         Diluted                                                                    4,694,017     4,375,994     3,982,674
     ---------------------------------------------------------------------------

        The accompanying notes are an integral part of these financial statements.

     Logitech International S.A.
Consolidated statements of Cash Flows


     (In thousands)                                                                        Year ended March 31,
                                                                                  ---------------------------------------
                                                                                         2001          2000          1999
                                                                                  -----------   -----------   -----------
                                                                                                 (In US $)
     Cash flows from operating activities:
     Net income                                                                        45,068        30,044         7,137
     ---------------------------------------------------------------------------
     Non-cash items included in net income:
     Depreciation                                                                      19,012        15,775        13,135
     ---------------------------------------------------------------------------
     Amortization of goodwill                                                             693           693           115
     ---------------------------------------------------------------------------
     Amortization of other intangible assets                                            2,335         3,547         2,528
     ---------------------------------------------------------------------------
     Purchased in-process research and development                                      3,275             -         6,200
     ---------------------------------------------------------------------------
     Write-off of investments and note receivable                                          50         2,000         5,800
     ---------------------------------------------------------------------------
     Loss (gain) on disposal of property, plant and equipment                          (1,922)          117         1,081
     ---------------------------------------------------------------------------
     Gain on sale of investments                                                       (1,296)       (1,525)            -
     ---------------------------------------------------------------------------
     Equity in net losses of affiliated companies                                         440         4,627           254
     ---------------------------------------------------------------------------
     Stock compensation expense                                                           437           422           283
     ---------------------------------------------------------------------------
     Deferred income taxes                                                                593           (24)       (1,844)
     ---------------------------------------------------------------------------
     Changes in assets and liabilities:
     Accounts receivable                                                               (6,630)      (31,823)      (31,886)
     ---------------------------------------------------------------------------
     Inventories                                                                      (29,411)         (345)      (32,301)
     ---------------------------------------------------------------------------
     Other current assets                                                              (5,643)       (9,816)       (1,916)
     ---------------------------------------------------------------------------
     Accounts payable                                                                 (18,009)        7,232        40,672
     ---------------------------------------------------------------------------
     Accrued liabilities                                                                3,051        11,942         7,541
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Net cash provided by operating activities                                         12,043        32,866        16,799
     ---------------------------------------------------------------------------  -----------   -----------   -----------

     ---------------------------------------------------------------------------
     Cash flows from investing activities:
     Purchases of property, plant and equipment                                       (16,824)      (17,872)      (24,756)
     ---------------------------------------------------------------------------
     Sales of investments                                                               1,767         2,150             -
     ---------------------------------------------------------------------------
     Sales of property, plant and equipment                                             3,637             -             -
     ---------------------------------------------------------------------------
     Acquisitions and investments, net of cash acquired                               (47,696)       (4,219)      (40,048)
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Net cash used in investing activities                                            (59,116)      (19,941)      (64,804)
     ---------------------------------------------------------------------------  -----------   -----------   -----------

     ---------------------------------------------------------------------------
     Cash flows from financing activities:
     Net borrowing (repayment) of short-term debt                                      35,000       (18,416)       19,063
     ---------------------------------------------------------------------------
     Net borrowing (repayment) of long-term debt                                          211          (330)         (172)
     ---------------------------------------------------------------------------
     Purchase of treasury shares                                                       (1,065)            -        (4,018)
     ---------------------------------------------------------------------------
     Proceeds from sale of treasury shares                                              1,553         5,413         4,192
     ---------------------------------------------------------------------------
     Proceeds from issuance of registered shares                                        9,496         7,512             -
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Net cash provided by (used in) financing activities                               45,195        (5,821)       19,065
     ---------------------------------------------------------------------------  -----------   -----------   -----------

     Effect of exchange rate changes on cash and cash equivalents                      (3,406)         (929)         (185)
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Net increase (decrease) in cash and cash equivalents                              (5,284)        6,175       (29,125)
     ---------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period                                  49,426        43,251        72,376
     ---------------------------------------------------------------------------  -----------   -----------   -----------
     Cash and cash equivalents at end of period                                        44,142        49,426        43,251
     ---------------------------------------------------------------------------  ===========   ===========   ===========

     Supplemental cash flow information:
     Interest paid                                                                        158           616         1,230
     ---------------------------------------------------------------------------
     Income taxes paid                                                                    863         1,808         1,423
     ---------------------------------------------------------------------------
     Non-cash investing and financing activities:
     ---------------------------------------------------------------------------
     Property acquired through capital lease financing                                    900             -         1,007
     ---------------------------------------------------------------------------
     Acquisition of Labtec through issuance of registered shares                       25,436             -             -
     ---------------------------------------------------------------------------

      The accompanying notes are an integral part of these financial statements.

     Logitech International S.A.
Consolidated Statements of changes in Shareholders' equity


   (In thousands, except share amounts)                                                             Net un-
   (In US $)                                           Additional                                   realized   Cumulative
                                    Registered shares     paid-in    Treasury shares    Retained     gain on  translation
                                    Shares   Amount       capital   Shares    Amount    earnings  investment   adjustment     Total
                                 ---------   --------   ---------  --------  --------   ---------  ----------  -----------  --------
   March 31, 1998                4,003,376     28,738     75,577   145,978    (6,677)     47,186           -      (12,090)  132,734

   Net income                            -          -          -         -         -       7,137           -            -     7,137
   Cumulative translation
     adjustment                          -          -          -         -         -           -           -         (291)     (291)
   Total comprehensive
     income                              -          -          -         -         -           -           -            -     6,846
   Purchase of treasury
     shares                              -          -          -    67,812    (4,018)          -           -            -    (4,018)
   Sale of treasury shares
     upon exercise of options
     and purchase rights                 -          -        140   (83,944)    4,052           -           -            -     4,192
                                 ---------   --------  ---------  --------  --------   ---------  ----------  -----------  --------
   March 31, 1999                4,003,376     28,738     75,717   129,846    (6,643)     54,323           -      (12,381)  139,754
                                 =========   ========  =========  ========  ========   =========  ==========  ===========  ========

   Net income                            -          -          -         -         -      30,044           -            -    30,044
   Cumulative translation
     adjustment                          -          -          -         -         -           -           -       (4,399)   (4,399)
                                                                                                                           --------
   Total comprehensive
     income                              -          -          -         -         -           -           -            -    25,645
                                                                                                                           --------
   Issuance of registered
     shares upon exercise
     of options                    159,544      1,014      6,498         -         -           -           -            -     7,512
   Tax benefit from exercise
     of stock options                    -          -      1,645         -         -           -           -            -     1,645
   Sale of treasury shares
     upon exercise of options
     and purchase rights                 -          -       (174) (109,206)    5,587           -           -            -     5,413
                                 ---------   --------  ---------  --------  --------   ---------  ----------  -----------  --------
   March 31, 2000                4,162,920     29,752     83,686    20,640    (1,056)     84,367           -      (16,780)  179,969
                                 =========   ========  =========  ========  ========   =========  ==========  ===========  ========

   Net income                            -          -          -         -         -      45,068           -            -    45,068
   Cumulative translation
     adjustment                          -          -          -         -         -           -           -       (7,075)   (7,075)
   Unrealized gain net of
     income taxes                        -          -          -         -         -           -         965            -       965
                                                                                                                           --------
   Total comprehensive
     income                              -          -          -         -         -           -           -            -    38,958
                                                                                                                           --------
   Issuance of registered
     shares upon exercise
     of options                    154,729        907      8,589         -         -           -           -            -     9,496
   Issuance of registered
     shares for acquisition
     of Labtec                     114,300        678     24,758         -         -           -           -            -    25,436
   Issuance of registered
     shares at par value             9,912         59          -     9,912       (59)          -           -            -         -
   Tax benefit from exercise
     of stock options                    -          -      1,707         -         -           -           -            -     1,707
   Purchase of treasury shares           -          -          -     3,900    (1,065)          -           -            -    (1,065)
   Sale of treasury shares
     upon exercise of options
     and purchase rights                 -          -          -   (17,977)    1,553           -           -            -     1,553
                                 ---------   --------  ---------  --------  --------   ---------  ----------  -----------  --------
   March 31, 2001                4,441,861     31,396    118,740    16,475      (627)    129,435         965      (23,855)  256,054
                                 =========   ========  =========  ========  ========   =========  ==========  ===========  ========

     The accompanying notes are an integral part of these financial statements.

     Logitech International S.A.
Notes to Consolidated Financial Statements

     Note 1 -- The Company:

      Logitech International S.A. designs, manufactures and markets human interface devices and supporting software that serve as the primary physical interface between people and their personal computers and the Internet. The Company's products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads and racing systems; Internet video cameras; and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

      Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares ("ADSs") and listed the ADSs on the Nasdaq National Market system. The Company's headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland and Hsinchu, Taiwan through local subsidiaries. The Company has manufacturing operations in China and distribution facilities in the U.S., Europe and Asia.

     Note 2 -- Summary of Significant Accounting Policies:

      Basis of Presentation

      The consolidated financial statements include the accounts of Logitech and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and comply with relevant Swiss Law. On March 27, 2001 the Company acquired Labtec, Inc. The accompanying consolidated balance sheet includes the assets and liabilities of Labtec; Labtec's results of operations from the date of acquisition through March 31, 2001 were not material.

      Use of Estimates

      In conformity with U.S. GAAP, management has used estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Revenue Recognition

      Revenues are recognized upon transfer of title and risk of loss, which is generally when products are shipped. Revenues from sales to distributors and authorized resellers are subject to terms allowing price protection and certain rights of return. Accordingly, allowances for estimated future returns and price protection are provided for upon revenue recognition. Such amounts are estimated based on historical and anticipated rates of returns, distributor inventory levels and other factors.

      Advertising

      Advertising costs are expensed as incurred and amounted to $53.9 million in 2001, $33.5 million in 2000 and $27.9 million in 1999.

      Foreign Currency

      The functional currencies of the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Euro, Swiss franc, Taiwanese dollar and Japanese yen. The financial statements of the Company's subsidiaries whose functional currency is other than the U.S. dollar are translated to U.S. dollars using period-end rates of exchange for assets and liabilities and using monthly rates for net sales and expenses. Translation gains and losses are deferred and included in the cumulative translation adjustment component of shareholders' equity. Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reflected in other income (expense), net in the statements of income.

      Cash Equivalents

      The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

      Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions to limit exposure with any one financial institution.

      The Company sells to large OEMs and to high volume resellers and, as a result, maintains individually significant receivable balances with large customers. At March 31, 2001, two customers represented 10.5% of total accounts receivable and at March 31, 2000, three customers represented 23.6% of total accounts receivable. The Company's OEM customers tend to be well capitalized, multi-national companies, while retail customers may be less well capitalized. The Company controls its accounts receivable credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable. The Company generally does not require collateral from its customers.

      Inventories

      Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis. Provisions are made for potentially obsolete, excess or slow moving inventories.

      Investments

      Investments in companies in which Logitech owns between 20% and 50%, and does not control, are accounted for by the equity method. Under the equity method, the Company adjusts its carrying value to recognize its share of results of operations. Investments less than 20% owned are carried at cost. The Company also has a marketable investment that is classified as "available-for-sale". The Company carries this investment at market value and records increases or decreases in market value as a component of shareholders' equity.

      Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Additions and improvements are capitalized, whereas maintenance and repairs are expensed as incurred. The Company capitalizes the cost of software developed for internal use in connection with major projects. Costs incurred during the application development stage are capitalized, whereas costs incurred during the feasibility stage are expensed. Depreciation is provided using the straight-line method over estimated useful lives of five to 25 years for plant and buildings, one to five years for equipment and three to five years for software development.

      Intangible Assets

      Intangible assets principally include goodwill, acquired technology, assembled workforce and trade names. Intangible assets are recorded at cost and amortized on the straight-line method over periods not exceeding twenty years. Accumulated amortization of intangible assets was $14.3 million and $6.8 million at March 31, 2001 and 2000.

      Impairment of Long-Lived Assets

      The Company reviews for impairment of long-lived assets, such as investments, property and equipment, and goodwill and other intangible assets, whenever events indicate that the carrying amount might not be recoverable. Management assesses recoverability by comparing the projected undiscounted net cash flows associated with those assets to their carrying values. If impaired, the asset is written down to fair value, which is determined based on discounted cash flows or appraised value, depending on the nature of the asset.

      Income Taxes

      The Company provides for income taxes using the liability method, which requires that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences arising between the bases of assets and liabilities for financial reporting and income tax purposes. In estimating future tax consequences, expected future events are taken into consideration, with the exception of potential tax law or tax rate changes.

      Fair Value of Financial Instruments

      For certain of the Company's financial instruments, including cash and cash equivalents and accounts receivable, accounts payable and accrued liabilities, short-term debt and current maturities of long-term debt, carrying value approximates fair value due to their short maturities. The estimated fair value of publicly traded financial equity instruments is determined by using quoted market prices. The carrying values of long-term debt do not materially differ from their estimated fair values based upon quoted market prices for the same or similar instruments.

      Net Income Per Share

      Basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share is computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents included in the Company's diluted earnings per share computations are registered shares issuable upon the exercise of stock option or stock purchase plan agreements (using the treasury stock method).

      Stock Split

      In July 2000, Logitech completed a two-for-one stock split. All references to share and per-share amounts for all periods presented have been adjusted to give effect to the stock split.

      Stock-Based Compensation Plans

      The Company has adopted the pro forma disclosure-only requirements of SFAS 123, "Accounting for Stock-Based Compensation," which requires companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date.

      Comprehensive Income:

      Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income, the net change in the accumulated foreign currency translation adjustment account, and the net change in unrealized gains or losses on marketable equity securities. Comprehensive income is presented as an element of shareholder's equity.

      Reclassifications

      Certain amounts reported in prior years' financial statements have been reclassified to conform with the current year presentation.

     Note 3 -- Acquisition of Labtec:

      On March 27, 2001, the Company acquired Labtec, Inc., a publicly-traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, and other peripherals and accessories for computing, communications and entertainment. Under terms of the merger agreement, Logitech purchased substantially all outstanding shares of Labtec for $73 million in cash and stock, plus $3.3 million of transaction costs. Consideration for the purchase was obtained through: i) short-term borrowings of $35 million under a term loan credit facility, ii) the issuance of 1,142,998 Logitech ADSs based upon an exchange ratio of 2644 Logitech ADS's for each share of Labtec common stock, and iii) the use of $12.5 million in working capital funds. The ADSs issued in the acquistion were valued using the 5-day weighted average market value of Logitech ADSs encompassing March 20, 2001, the date the number of shares to be issued was determined.

      The acquisition was accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by the Company's management based upon information currently available and on current assumptions as to future operations. The Company obtained an independent appraisal of the fair values of the acquired identifiable intangible assets. A summary of the purchase consideration is as follows (in thousands):


     In US $
     ADSs issued to stockholders                                   25,436
     --------------------------------------------------------
     Cash payment to stockholders                                  47,554
     --------------------------------------------------------
     Transaction costs                                              3,300
     --------------------------------------------------------  -----------
         Total consideration                                       76,290
     --------------------------------------------------------  ===========

      A summary of the allocation of purchase consideration to the fair values of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):


     In US $
     Estimated fair value of tangible assets acquired              42,877
     -------------------------------------------------------
     Estimated fair values of intangible assets acquired:
     -------------------------------------------------------
         Patents and core technology                                2,944
     -------------------------------------------------------
         Existing technology                                        3,879
     -------------------------------------------------------
         Trademark/tradename                                        4,151
     -------------------------------------------------------
         Assembled workforce                                        2,977
     -------------------------------------------------------
         Goodwill                                                  88,947
     -------------------------------------------------------
     Estimated fair value of liabilities assumed                  (69,510)
     -------------------------------------------------------
     Restructuring liabilities                                     (3,250)
     -------------------------------------------------------
     Purchased in-process research and development                  3,275
     -------------------------------------------------------  ------------
         Total net assets acquired (purchase price)                76,290
     -------------------------------------------------------  ============

      The tangible assets acquired represent the estimated fair values of the net tangible assets of Labtec, Inc. as of March 27, 2001.

      The values of the patents, core technology, trademark and tradename were estimated using the relief from royalty method. These assets will be amortized on a straight-line basis over their estimated useful lives of four to five years. The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs. This asset will be amortized on a straight-line basis over its estimated useful life of four years. Where development projects have reached technological feasibility, they have been classified as existing technology, and will be amortized on a straight-line basis over an estimated useful life of four years.

      Where the development projects have not reached technological feasibility and have no future alternative uses, they have been classified as in-process research and development ("IPR&D"), which was expensed upon the consummation of the merger. The value of IPR&D was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present value and then applying a percentage of completion to the calculated value.

      As a result of the acquisition of Labtec, the Company expects to incur restructuring costs of $3.25 million for the incremental costs to exit and consolidate activities at Labtec locations, and to involuntarily terminate certain employees. These estimated restructuring liabilities are based on the Company's current integration plan which focuses on three key areas of integration: 1) manufacturing process and supply chain rationalization, 2) elimination of redundant administrative overhead and support activities, and 3) restructuring and repositioning of sales and marketing functions to eliminate redundancies.

      Unaudited pro forma condensed combined income statement information for the years ended March 31, 2001 and 2000, as if Labtec had been acquired as of the beginning of fiscal year 2000 are shown below. These pro formas exclude the $3.3 million purchased in-process research and development charge in connection with the acquisition and costs incurred by Labtec to complete the acquisition, but include adjustments to conform Labtec's accounting policies, including areas such as accounts receivable, inventories and related accounts, to those accounting policies followed by Logitech.

                                                                                                      Pro forma
                                                                                        -----------------------------------
                                                                                                 Year ended March 31,
                                                                                        -----------------------------------
                                                                                                   2001               2000
                                                                                        ----------------  -----------------
     (In thousands, except share and per share amounts)   (In US $)                                 (In US $)
     Net sales                                                                                  860,041            704,764
     --------------------------------------------------------------------------------
     Net income                                                                                  39,787             24,539
     --------------------------------------------------------------------------------
     Net income per share:
         Basic                                                                                     9.17               6.00
     --------------------------------------------------------------------------------
         Diluted                                                                                   8.27               5.46
     --------------------------------------------------------------------------------
     Net income per ADS:
         Basic                                                                                      .92                .60
     --------------------------------------------------------------------------------
         Diluted                                                                                    .83                .54
     --------------------------------------------------------------------------------

      The above pro forma information includes, for both years, the non-cash amortization expenses attributable to goodwill and intangible assets recorded in connection with the Labtec acquisition. These amounts totaled $7.5 million in both years, representing diluted earnings per share of $1.56 ($.16 per ADS) in the year ended March 31, 2001, and $1.67 ($.17 per
     ADS) in the year ended March 31, 2000 in the table above.

     Note 4 -- Acquisition of Connectix PC Video Camera Division:

      In September 1998, the Company completed the acquisition of Connectix Corporation's QuickCam(R) PC video camera business for $26.2 million (including closing and other costs). The Connectix business has been combined with the Company's video division to offer a complete line of PC Internet video cameras. The transaction was recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired business from the date of acquisition have been included in the consolidated statement of income.

      In connection with the acquisition, the Company recorded $19.4 million in goodwill and other intangible assets. In addition, the Company recorded a one-time charge of $6.2 million for purchased in-process research and development in the quarter ended September 30, 1998.

     Note 5 -- Equity Investments:

      In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business is to enhance video communications using the Internet infrastructure. Logitech has invested $7 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the company's capital lease obligation. As of March 31, 2001, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $3.2 million. As of March 31, 2001, Logitech owned approximately 34.6% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the company. Logitech accounts for its investment in this company using the equity method.

      In June 1998, the Company acquired 49% of the outstanding shares of the LogiCad 3D Group (formerly Space Control, GmbH), the German-based provider of Logitech's Magellan 3D Controller. The Company has an obligation to acquire the remaining outstanding shares of LogiCad 3D, if certain conditions are met, and an option to acquire the remaining shares if these conditions are not met. The Company is using the equity method of accounting for this investment.

      In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. Nasdaq Stock Market in an initial public offering. In fiscal 2001, the Company sold a partial interest in Immersion and recognized a gain of $1.3 million in other income. The Company accounts for its investment in Immersion as available-for-sale in accordance with FASB 115 - Accounting for Certain Investments in Debt and Equity Securities. Accordingly, the Company carries its investment in Immersion at market value and records periodic increases or decreases in market value as a component of shareholders' equity. As of March 31, 2001, Logitech owned approximately 5.7% of Immersion. The cost of these securities was $4.5 million and the gross unrealized gain was $1.5 million.

      The Company uses the cost method of accounting for all other investments, all of which are less than 20% owned by Logitech.

     Note 6 -- Sale of Product Line:

      In December 1997, the Company sold its scanner product line to Storm Technology Inc. for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company recognized a loss on this sale in fiscal 1998 of $3.2 million.

      During the second quarter of fiscal 1999, the Company wrote off $5.8 million related to the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. Storm later filed for protection under the United States Bankruptcy Code. The additional expenses in fiscal 1999 primarily relate to costs to conclude certain obligations exceeding management's estimate made in 1998.

     Note 7 -- Balance Sheet Components:

                                                        Year ended March 31,
                                                   --------------------------
                                                          2001          2000
                                                   ------------  ------------
                                                     (In thousands of US $)
     Accounts receivable:
         Accounts receivable                           163,240       130,944
     -------------------------------------------
         Allowance for doubtful accounts                (7,502)       (3,190)
     -------------------------------------------
         Allowance for returns and other               (10,957)       (4,582)
     -------------------------------------------   ------------  ------------
                                                       144,781       123,172
     -------------------------------------------   ============  ============

     -------------------------------------------
     Inventories:
     -------------------------------------------
         Raw materials                                  26,002        16,762
     -------------------------------------------
         Work-in-process                                   225           517
     -------------------------------------------
         Finished goods                                 85,385        50,976
     -------------------------------------------   ------------  ------------
                                                       111,612        68,255
     -------------------------------------------   ============  ============

     -------------------------------------------
     Property, plant and equipment:
     -------------------------------------------
         Land                                            1,851         1,980
     -------------------------------------------
         Plant and buildings                            18,256        25,297
     -------------------------------------------
         Equipment                                      63,996        48,175
     -------------------------------------------
         Computer equipment and software                48,870        43,042
     -------------------------------------------   ------------  ------------
                                                       132,973       118,494
     -------------------------------------------
     Less accumulated depreciation                     (94,813)      (76,377)
     -------------------------------------------   ------------  ------------
                                                        38,160        42,117
     -------------------------------------------   ============  ============

     Note 8 -- Financing Arrangements:

     Short-term Credit Facilities

      On March 8, 2001, in connection with the acquisition and merger of Labtec, Inc., Logitech entered into a short term $90 million bank credit facility (the "bridge loan") for the purpose of financing the cash consideration paid to Labtec shareholders, repaying indebtedness and obligations of Labtec, and paying costs and expenses in connection with the acquisition. Amounts drawn down at March 31, 2001 were $35 million. In April 2001, the Company borrowed an additional $55 million. The bridge loan will mature in March 2002, provides for interest at varying LIBOR rates plus .925% - 1.8% (5.98% at March 31, 2001), and is secured by Logitech's investment in its U.S. subsidiary. It is management's intention to refinance the bridge note prior to maturity, either through a debt or equity financing or a new bank facility.

      The Company had several uncommitted, unsecured bank lines of credit aggregating $59.2 million at March 31, 2001. Borrowings outstanding were $5.7 million and $6.6 million at March 31, 2001 and March 31, 2000. The borrowings under these agreements were denominated in Japanese yen at a weighted average annual interest rate of 1.6% at March 31, 2001 and 2000, and were due on demand. In addition, Labtec had a short-term revolving bank debt of $19 million, which was repaid in full on April 5, 2001.

     Long-term Debt                                                                             Year ended March 31,
                                                                                       -----------------------------------
                                                                                                   2001               2000
                                                                                       ----------------  -----------------
                                                                                              (In thousands of US $)
     Renewable Swiss mortgage loan due April 2004, bearing interest at 4.0%, collateralized by properties with net book values aggregating $1.9 million
     at March 31, 2001                                                                            2,671              2,774
     --------------------------------------------------------------------------------
     Capital lease obligation, with repayments of $565,000 and $151,000
     in fiscal 2001 and 2002                                                                        716                504
     --------------------------------------------------------------------------------
     Labtec long-term debt assumed by Logitech                                                   26,822                  -
     --------------------------------------------------------------------------------   ----------------  -----------------
     Total long-term debt                                                                        30,209              3,278
     --------------------------------------------------------------------------------
     Less current maturities, including $2,736,000 Labtec current maturities                     (3,301)              (344)
     --------------------------------------------------------------------------------   ----------------  -----------------
     Long-term portion                                                                           26,908              2,934
     --------------------------------------------------------------------------------   ----------------  -----------------

            Labtec long-term debt assumed by Logitech was repaid in full on April 5, 2001. Proceeds from the bridge loan were used to repay the Labtec debt. This debt consisted of a bank note payable, a subordinated note payable, and notes payable to former Labtec shareholders.

         Note 9-- Shareholders' Equity:

            In June 2000, the Company's shareholders approved a two-for-one stock split which took effect on July 5, 2000 and was distributed to stockholders of record as of July 4, 2000. In fiscal 2000, the authorization for 200,000 registered shares previously authorized by the Company's shareholders expired unused, and in June 2000, the Company's shareholders approved an increase of 1 million authorized registered shares for use in acquisitions, mergers and other transactions.

            In June 1998, the shareholders approved an increase of 600,000 conditional registered shares, par value CHF 10, the issuance of which is conditional upon the exercise of stock options granted under the Company's stock option plans and the issuance of shares under the Company's employee share purchase plans.

            Pursuant to Swiss corporate law, Logitech International S.A. may only pay dividends in Swiss francs. The payment of dividends is limited to certain amounts of unappropriated retained earnings (approximately $63 million at March 31, 2001) and is subject to shareholder approval.

            Under Swiss corporate law, a minimum of 5% of the Company's annual net income must be retained in a legal reserve until this reserve equals 20% of the Company's issued and outstanding aggregate par value share capital. Certain other countries in which the Company operates apply similar laws. These legal reserves represent an appropriation of retained earnings that are not available for distribution and approximated $5 million at March 31, 2001.

         Note 10-- Employee Benefit Plans:

         Stock Compensation Plans

            Employee Share Purchase Plans

            Under the 1989 and 1996 Employee Share Purchase Plans (the "Purchase Plans"), eligible employees may purchase registered shares at the lower of 85% of the fair market value at the beginning or the end of each six-month offering period. Subject to continued participation in the Purchase Plans, purchase agreements are automatically exercised at the end of each offering period.

            Stock Option Plans

            Under the 1988 Stock Option Plan (the "1988 Option Plan"), options to purchase registered shares were granted to employees and consultants at exercise prices ranging from zero to amounts in excess of the fair market value of the registered shares on the date of grant. The terms and conditions with respect to options granted were determined by the Board of Directors who administered the 1988 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years. Further grants may not be made under this plan.

            Under the 1996 Stock Option Plan, (the "1996 Option Plan") options for registered shares may be granted to employees at exercise prices of not less than 100% of the fair market value of the registered shares on the date of grant. A total of 1,200,000 registered shares may be issued under the 1996 Option Plan. Options generally vest over four years and remain outstanding for periods not exceeding ten years.

            The Company also maintains a limited number of other small option agreements, principally for directors and certain foreign executives, under which options may be granted at exercise prices discounted from fair market value of the registered shares on the date of grant.

            Compensation expense is recognized over the vesting period when the exercise price of an option is less than the fair market value of the underlying stock on the date of grant. Compensation expense of $437,000, $422,000, and $283,000 was recorded for the years ended March 31, 2001, 2000 and 1999. Such amounts are accrued as a liability when the expense is recognized and subsequently credited to additional paid-in capital upon exercise of the related stock option.

            Compensation expense arising from stock options outstanding at March 31, 2001 to be recognized in future periods was $500,000.

            A summary of activity under the stock option plans is as follows:

                                                                                Year ended March 31
                                                   ------------------------------------------------------------------------------
                                                                       2001                      2000                       1999
                                                                   Exercise                  Exercise                   Exercise
                                                        Number        Price       Number        Price       Number         Price
                                                   ------------ ------------ ------------ ------------ ------------  ------------
                                                                  (In US $)                 (In US $)                  (In US $)
         Outstanding, beginning of year                770,554           58      856,002           47      623,910            61
         ---------------------------------------
          Granted                                      211,218          288      234,060           85      963,304            52
          --------------------------------------
         Exercised                                   (154,729)           51    (229,550)           44     (49,348)            42
          --------------------------------------
         Cancelled or expired                         (42,377)          133     (89,958)           58    (681,864)            70
          --------------------------------------   ------------              ------------              ------------
         Outstanding, end of year                      784,666          116      770,554           58      856,002            47
         ---------------------------------------   ============              ============              ============

         Exercisable, end of year                      245,077           53      186,984           48      153,498            44
         ---------------------------------------

            The following table summarizes information regarding stock options outstanding at March 31, 2001:

                                                   Options Outstanding                           Options Exercisable
                               ------------------------------------------------------------------------------------------------
                                                            Weighted           Weighted                               Weighted
         Range of                                            Average            Average                                Average
         Exercise                                           Exercise        Contractual                               Exercise
         Prices                           Number              Prices       Life (years)             Number              Prices
                               ------------------ ------------------- ------------------ ------------------ -------------------
         (In US $)                                         (In US $)                                                 (In US $)
         0-64                            382,523                  39               7.32            181,875                  44
         ---------------------
         65-77                           174,841                  70               8.13             54,188                  68
         ---------------------
         78-275                          117,264                 230               9.10              7,480                 119
         ---------------------
         276-331                          74,058                 311               9.30                442                 296
         ---------------------
         332-340                          35,980                 338               9.26              1,092                 338
         ---------------------
         0-340                           784,666                 116               8.04            245,077                  53
         ---------------------

         Pro Forma Stock Compensation Disclosure

            The Company applies the provisions of APB 25 and related interpretations in accounting for compensation expense under the purchase plans and the stock option plans. If compensation expense under these plans had been determined pursuant to SFAS 123, the Company's net income and net income per share would have been as follows:

         (In thousands of US $, except per share amounts)                                      Year ended March 31,
                                                                                      ----------------------------------------
                                                                                             2001          2000          1999
                                                                                      ------------  ------------  ------------
                                                                                                      (In US $)
         Pro forma net income                                                              31,353        23,584           911
         ---------------------------------------------------------------------------
         Pro forma basic net income per share                                                7.42          5.93           .24
         ---------------------------------------------------------------------------
         Pro forma diluted net income per share                                              6.67          5.39           .23
         ---------------------------------------------------------------------------

            The fair value of the grants under the purchase plans and stock option plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

                                                                              Year ended March 31
                                                 ------------------------------------------------------------------------------
                                                            Purchase Plans                          Purchase Plans
                                                 -------------------------------------- ---------------------------------------
                                                        2001         2000         1999         2001         2000          1999
                                                 ------------ ------------ ------------ ------------ ------------  ----------
         Dividend yield                                    0            0            0              0            0             0
         ---------------------------------------
         Expected life                              6 months     6 months     6 months      2.7 years    2.5 years     3.0 years
         ---------------------------------------
         Expected volatility                             70%          50%          48%            66%          55%           47%
         ---------------------------------------
         Risk-free interest rate                       4.25%         6.5%       4.875%          4.25%         6.5%        4.875%
         ---------------------------------------
         Weighted average fair
         value of grant (in US $)                     90.00        19.00        21.00         138.00        31.50         20.00
         ---------------------------------------

            The above pro forma amounts include compensation expense based on the fair value of options vesting during the years ended March 31, 2001, 2000 and 1999. As provided by SFAS 123, these calculations exclude the effects of options granted prior to April 1, 1996 when SFAS 123 became effective. Accordingly, these amounts are not representative of the effects of computing stock option compensation expense using the fair value method for future periods.

            In 2001 and 1999, the Company granted 540 and 86,220 options with exercise prices less than the fair market value of the underlying stock at the date of grant. The weighted average exercise price of the 2001 option grants was zero, and the weighted average fair value was $335.22. The weighted average exercise price of the 1999 option grants was $44.50, and the weighted average fair value was $63.

         Pension Plans

            Defined Contribution Plans

            Certain of the Company's subsidiaries have defined contribution employee benefit plans covering all or a portion of their employees. Contributions to these plans are discretionary for certain plans and are based on specified or statutory requirements for others. The charges to expense for these plans for the years ended March 31, 2001, 2000 and 1999, were $1,275,000, $1,214,000, $1,170,000.

            Defined Benefit Plan

            One of the Company's subsidiaries sponsors a noncontributory defined benefit pension plan covering substantially all of its employees. Retirement benefits are provided based on employees' years of service and earnings. The Company's practice is to fund amounts sufficient to meet the requirements set forth in the applicable employee benefit and tax regulations.

            Net pension cost for the years ended March 31, 2001, 2000, and 1999 were $193,000, $340,000, and $339,000. The plan's net pension liability at March 31, 2001 and 2000 was $375,000 and $625,000.

         Note 11-- Income Taxes:

            The Company is incorporated in Switzerland but operates in various countries with differing tax laws and rates. Further, a substantial portion of the Company's income before taxes and the provision for income taxes are generated primarily outside of Switzerland. Consequently, the weighted average expected tax rate may vary from period to period to reflect the generation of taxable income in different tax jurisdictions.

            The provision for income taxes consists of the following:

                                                                                               Year ended March 31,
                                                                                      ----------------------------------------
                                                                                             2001          2000          1999
                                                                                      ------------  ------------  ------------
                                                                                              (In thousands of US $)
         Current:
             Swiss                                                                            852           986           268
         ---------------------------------------------------------------------------
             Foreign                                                                       10,641         6,549         2,836
         ---------------------------------------------------------------------------
         Deferred:
             Swiss                                                                             --            --            59
         ---------------------------------------------------------------------------
             Foreign                                                                          593           (24)       (1,903)
                                                                                      ------------  ------------  ------------
         Total                                                                             12,086         7,511         1,260
         ===========================================================================  ============  ============  ============

            Deferred income tax assets and liabilities consist of the following:

                                                                                                        March 31,
                                                                                            -----------------------------------
                                                                                                       2001               2000
                                                                                            ----------------  -----------------
                                                                                                  (In thousands of US $)
         Net operating loss carryforwards                                                            10,613              2,485
         --------------------------------------------------------------------------------
         Research and development and other tax credit carryforwards                                  6,307              5,794
         --------------------------------------------------------------------------------
         Accruals                                                                                    20,556             13,606
         --------------------------------------------------------------------------------
         Other                                                                                        1,014              1,073
         --------------------------------------------------------------------------------   ----------------  -----------------
         Gross deferred tax assets                                                                   38,490             22,958
         --------------------------------------------------------------------------------   ----------------  -----------------
         Depreciation and amortization                                                               (1,204)              (831)
         --------------------------------------------------------------------------------
         Unrealized gain on available-for-sale securities                                              (520)                --
         --------------------------------------------------------------------------------
         Deferred tax liabilities related to intangible assets                                       (4,889)                --
         --------------------------------------------------------------------------------   ----------------  -----------------
         Deferred tax liabilities                                                                    (6,613)              (831)
         --------------------------------------------------------------------------------   ----------------  -----------------

         --------------------------------------------------------------------------------
         Valuation allowance                                                                       (24,346)           (15,190)
         --------------------------------------------------------------------------------   ----------------  -----------------
         Net deferred tax assets                                                                      7,531             6,937
         --------------------------------------------------------------------------------   ================  =================

            Management regularly assesses the realizability of deferred tax assets recorded in the Company's subsidiaries based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. The methodology used by management to determine the amount of deferred tax assets that are more likely than not to be realized is based upon the Company's recent earnings and estimated future taxable income in applicable tax jurisdictions for approximately the next two years. Management believes that it is more likely than not that the Company will not realize a portion of its deferred tax assets and, accordingly, a valuation allowance of $24.3 million has been established for such amounts at March 31, 2001. In the event future taxable income is below management's estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in the Company's effective tax rate.

            At March 31, 2001, the Company's foreign net operating loss and tax credit carryforwards for income tax purposes were approximately $30.7 million and $6.3 million, respectively. If not utilized, these carryforwards will expire through 2020.

            Deferred tax assets of approximately $5.9 million at March 31, 2001 pertain to certain tax credits and net operating loss carryforwards resulting from the exercise of employee stock options. When recognized, through the reversal of the valuation allowance placed on the deferred tax assets, the tax benefit of these credits and losses will be accounted for as a credit to shareholders' equity rather than as a reduction of the income tax provision.

            The difference between the provision for income taxes and the expected tax provision at the weighted average tax rate is reconciled below. The expected tax provision at the weighted average rate is generally calculated using pre-tax accounting income or loss in each country multiplied by that country's applicable statutory tax rates.

                                                                                               Year ended March 31,
                                                                                      ----------------------------------------
                                                                                             2001          2000          1999
                                                                                      ------------  ------------  ------------
                                                                                              (In thousands of US $)
         Expected tax provision (benefit) at weighted average rate                         12,665         8,638        (1,082)
         ---------------------------------------------------------------------------
         Non-deductible purchased in-process research
         and development                                                                      655            --            --
         ---------------------------------------------------------------------------
         Increase (decrease) in valuation allowance                                        (1,380)       (1,986)       (1,082)
         ---------------------------------------------------------------------------
         Other                                                                                146           859          (553)
         ---------------------------------------------------------------------------  ------------  ------------  ------------
         Total provision for income taxes                                                  12,086         7,511         1,260
         ---------------------------------------------------------------------------  ============  ============  ============

         Note 12 -- Commitments and Contingencies:

           The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are generally renewable at the Company's option and usually include escalation clauses linked to inflation.

           Future minimum annual rentals at March 31, 2001 are as follows (in thousands):

                                                                                                  Year ending March 31,
                                                                                             ---------------------------------
                                                                                                 (In thousands of US $)
         2002                                                                                             4,614
         --------------------------------------------------------------------------------
         2003                                                                                             4,334
         --------------------------------------------------------------------------------
         2004                                                                                             3,725
         --------------------------------------------------------------------------------
         2005                                                                                             3,344
         --------------------------------------------------------------------------------
         2006                                                                                             3,369
         --------------------------------------------------------------------------------
         2007 and thereafter                                                                                400
         --------------------------------------------------------------------------------    ---------------------------------
                                                                                                         19,786
                                                                                             =================================

           Rent expense was $3.2 million, $1.9 million and $2.6 million during the years ended March 31, 2001, 2000 and 1999.

           Fixed commitments for long lead time parts totalled $.3 million at March 31, 2001. Fixed commitments for capital and other expenditures, primarily for manufacturing equipment, approximated $2.7 million.

           In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. As a result, the Company revised its estimate of VAT liability and released an accrual of approximately $1.7 million into income in fiscal 2000 and $.6 million in fiscal 2001. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

           The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

         Note 13-- Interest and Other Income:

                                                                                                Year ended March 31,
                                                                                      ----------------------------------------
                                                                                             2001          2000          1999
                                                                                      ------------  ------------  ------------
                                                                                                (In thousands of US $)
         Interest income                                                                     1,175           796         2,203
         ---------------------------------------------------------------------------
         Interest expense                                                                   (1,323)         (959)       (1,297)
         ---------------------------------------------------------------------------  ------------  ------------  ------------
         Interest income (expense), net                                                       (148)         (163)          906
         ---------------------------------------------------------------------------  ============  ============  ============

         Gain on sale of building                                                            1,922            --            --
         ---------------------------------------------------------------------------
         Foreign currency exchange gains (losses), net                                          20           899        (1,366)
         ---------------------------------------------------------------------------
         Gain on sale of investments                                                         1,296         1,525            --
         ---------------------------------------------------------------------------
         Equity in net income (losses) of affiliated companies                                (670)       (3,584)          249
         ---------------------------------------------------------------------------
         Write-off of investment                                                               (50)       (2,000)           --
         ---------------------------------------------------------------------------
         Other, net                                                                            110           (92)         (290)
         ---------------------------------------------------------------------------  ------------  ------------  ------------
         Other income (expense), net                                                         2,628        (3,252)       (1,407)
         ---------------------------------------------------------------------------  ============  ============  ============

            Other, net includes rental income of $251,000 and $206,000 for the years ended March 31, 2000, and 1999, while the related rental expense amounted to $101,000 and $106,000.


         Note 14-- Geographic Information:

            The Company operates in one business segment, which is the design, development, production, marketing and support of computer interface devices. Geographic net sales information in the table below are based on the location of the selling entity. Long-lived assets, primarily fixed assets, unamortized intangibles, and investments are reported below based on the location of the asset.

            Net sales to unaffiliated customers by geographic region were as follows:

                                                                                                Year ended March 31,
                                                                                      ----------------------------------------
                                                                                             2001          2000          1999
                                                                                      ------------  ------------  ------------
                                                                                              (In thousands of US $)
         Europe                                                                           336,099       259,486       195,913
         ---------------------------------------------------------------------------
         North America                                                                    301,963       253,502       196,778
         ---------------------------------------------------------------------------
         Asia Pacific                                                                     123,294       102,676        78,050
         ---------------------------------------------------------------------------  ------------  ------------  ------------
         Net sales                                                                        761,356       615,664       470,741
         ---------------------------------------------------------------------------  ============  ============  ============

            Long-lived assets by geographic region were as follows:


                                                                                                   Year ended March 31,
                                                                                            -----------------------------------
                                                                                                       2001               2000
                                                                                            ----------------  -----------------
                                                                                                   (In thousands of US $)
         Europe                                                                                      37,701             35,345
         --------------------------------------------------------------------------------
         North America                                                                              117,834              8,258
         --------------------------------------------------------------------------------
         Asia Pacific                                                                                19,488             24,267
         --------------------------------------------------------------------------------   ----------------  -----------------
         Total long-lived assets                                                                    175,023             67,870
         --------------------------------------------------------------------------------   ================  =================

            Substantially all of the Company's manufacturing operations are located in Suzhou, China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in the current leadership in China, by evolving interpretation and enforcement of legal standards, by strains on the Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other events.


         Note 15-- Other Disclosures Required by Relevant Swiss Law:

         Balance Sheet Items

                                                                                                   Year ended March 31,
                                                                                            -----------------------------------
                                                                                                       2001               2000
                                                                                            ----------------  -----------------
                                                                                                   (In thousands of US $)
         Prepayments and accrued income                                                               5,524              6,205
         --------------------------------------------------------------------------------
         Non-current assets                                                                         175,023             67,869
         --------------------------------------------------------------------------------
         Pension liabilities, current                                                                   218                 80
         --------------------------------------------------------------------------------
         Fire insurance value of property, plant, and equipment                                     162,166            108,833
         --------------------------------------------------------------------------------


            Statement of Income Items
            Total personnel expenses amounted to $64.1 million, $60.3 million and $53.9 million in 2001, 2000 and 1999.

            Logitech International S.A.
            Quarterly Summary (Unaudited)

                                                                         Three months ended
                                      ----------------------------------------------------------------------------------------
                                         Mar. 31    Dec. 31      Sept.    30 June    30 Mar.      31Dec.    31Sept.    June 30
                                            2001       2000       2000       2000       2000        1999       1999       1999
                                       ---------   --------   --------   --------   --------    --------   --------    -------
                                                          (In millions except share and per share amounts)

         Net sales                       $ 197.4    $ 232.0    $ 190.6    $ 141.4    $ 176.0     $ 185.4    $ 133.2    $ 121.1
         -----------------------------
         Gross profit                       67.3       80.3       64.2       47.3       60.2        67.3       43.2       36.0
         -----------------------------
         Operating expenses:
           Marketing and selling            29.5       36.9       34.8       26.4       28.5        31.3       21.8       21.4
         -----------------------------
           Research and
           development                      13.2        9.5        8.8        8.5        8.8         7.6        8.2        7.0
         -----------------------------
           General and
           administrative                    8.2        8.4        8.6        8.3        9.2         7.9        7.4        6.6
         -----------------------------
           Purchased
           in-process R&D (1)                3.3         --         --         --         --          --         --         --
         ----------------------------- ---------    -------    -------    -------    -------     -------    -------     ------
         Total                              54.2       54.8       52.2       43.2       46.5        46.8       37.4       35.0
         -----------------------------
         Operating income                   13.1       25.5       12.0        4.1       13.7        20.5        5.8        1.0
         -----------------------------
         Net income                         10.8       19.9        9.4        5.0        9.3        14.9        5.2          6
         -----------------------------
         Shares used to
         compute net
         income per share (2):
           Basic                       4,284,775  4,242,544  4,208,662  4,153,071  4,096,878   3,983,060  3,935,526  3,893,412
         -----------------------------
           Diluted                     4,709,513  4,698,403  4,714,177  4,680,840  4,641,740   4,340,528  4,095,034  4,001,732
         -----------------------------
         Net income per share (2):
           Basic                          $ 2.52     $ 4.69     $ 2.23     $ 1.20     $ 2.29      $ 3.74     $ 1.32      $ .15
         -----------------------------
           Diluted                        $ 2.30     $ 4.24     $ 1.99     $ 1.06     $ 2.02      $ 3.43     $ 1.27      $ .15
         -----------------------------
         Net income per ADS (2):
           Basic                           $ .25      $ .47      $ .22      $ .12      $ .23       $ .37      $ .13      $ .02
         -----------------------------
           Diluted                         $ .23      $ .42      $ .20      $ .11      $ .20       $ .34      $ .13      $ .01
         -----------------------------

         (1) In connection with the acquisition of Labtec, Inc., the Company recorded a one-time charge of approximately $3.3 million for purchased in-process research and development.
         (2) Logitech completed a two-for-one stock split in July 2000. All references to share and per share data for all periods presented have been adjusted to give effect to the stock split.


            The following table sets forth certain quarterly financial information as a percentage of net sales:

                                                                         Three months ended
                                      -----------------------------------------------------------------------------------------
                                         Mar. 31    Dec. 31      Sept.    30 June    30 Mar.      31Dec.    31Sept.    June 30
                                            2001       2000       2000       2000       2000        1999       1999       1999
                                       ---------  ---------  ---------  ---------  ---------  ----------  ---------  ---------
         Net sales                         100.0%     100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%
         -----------------------------
         Gross profit                       34.1       34.6       33.7       33.4       34.2        36.3       32.4       29.7
         -----------------------------
         Operating expenses:
           Marketing and selling            16.6       15.9       18.3       18.7       16.2        16.9       16.4       17.7
         -----------------------------
           Research and
           development                       5.0        4.1        4.6        6.0        5.0         4.1        6.2        5.8
         -----------------------------
           General and
           administrative                    4.2        3.6        4.5        5.8        5.2         4.3        5.5        5.4
         -----------------------------
           Purchased
           in-process R&D (1)                1.7         --         --         --         --          --         --         --
         ----------------------------- ---------  ---------  ---------  ---------  ---------  ----------  ---------  ---------
         Total                              27.5       23.6       27.4       30.5       26.4        25.3       28.1       28.9
         -----------------------------
         Operating income                    6.6       11.0        6.3        2.9        7.8        11.0        4.3         .8
         -----------------------------
         Net income                          5.5%       8.6%       4.9%       3.5%       5.3%        8.0%       3.9%        .5%
         -----------------------------

         Report of the Group Auditors
         to the General Meeting
         of Logitech International S.A., Apples


         We have audited the consolidated financial statements of Logitech International S.A. and its subsidiaries consisting of the consolidated balance sheets at March 31, 2001 and 2000, the consolidated statements of income, of cash flows and of changes in shareholders' equity for the years ended March 31, 2001, 2000 and 1999, and the notes to the consolidated financial statements.

         These consolidated financial statements are the responsibility of the Board of Directors of Logitech International S.A. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

         Our audit was conducted in accordance with auditing standards promulgated by the profession in Switzerland and those generally accepted in the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Logitech International S.A. and its subsidiaries at March 31, 2001 and 2000 and the results of operations and cash flows for the years ended March 31, 2001, 2000 and 1999 in accordance with accounting principles generally accepted in the United States of America and comply with the relevant Swiss law.

         We recommend that the consolidated financial statements submitted to you be approved.


         PricewaterhouseCoopers SA



         M. Foley                   M. Perry

         Lausanne, Switzerland
         April 24, 2001

7.4      Statutory Financial Statements of the Guarantor

         Logitech International S.A., Apples

         Balance Sheet

         (In thousands of Swiss francs)

                                                                                                          March 31,
                                                                                            -----------------------------------
         Assets                                                                                        2001               2000
                                                                                            ----------------  -----------------
         Current assets:
           Cash                                                                                   CHF 2,233          CHF 6,554
         --------------------------------------------------------------------------------
           Short-term bank deposits                                                                  19,030             18,678
         --------------------------------------------------------------------------------
           Dividend receivable                                                                          371                191
         --------------------------------------------------------------------------------
           Accrued interest and other receivables                                                       967                 91
         --------------------------------------------------------------------------------
           Advances to group companies                                                               96,813             14,284
         --------------------------------------------------------------------------------
              Total current assets                                                                  119,414             39,798
         --------------------------------------------------------------------------------   ----------------  -----------------
         Long-term assets:
           Intangible assets                                                                         11,751             16,607
           Investments in subsidiaries                                                               82,149             69,615
         --------------------------------------------------------------------------------
           Loans to subsidiaries                                                                    203,165            115,146
         --------------------------------------------------------------------------------
           Provisions on investments in and loans to subsidiaries                                   (10,267)           (10,267)
         --------------------------------------------------------------------------------
           Other investments and loans                                                               27,045             18,055
         --------------------------------------------------------------------------------
           Provisions on other investments and loans                                                 (9,328)            (8,753)
         --------------------------------------------------------------------------------
              Total long-term assets                                                                304,515            200,403
         --------------------------------------------------------------------------------
              Total assets                                                                      CHF 423,929        CHF 240,201
         --------------------------------------------------------------------------------   ================  =================

         Liabilities and shareholders' equity
         Current liabilities:
           Bank borrowings                                                                       CHF 60,550              CHF -
         --------------------------------------------------------------------------------
           Payables to group companies                                                               12,550              5,466
         --------------------------------------------------------------------------------
           Accruals and other liabilities                                                             2,751              4,162
         --------------------------------------------------------------------------------
           Deferred unrealized exchange gains                                                        13,063              8,179
         --------------------------------------------------------------------------------
              Total current liabilities                                                              88,914             17,807
         --------------------------------------------------------------------------------
         Long-term liabilities:
           Payables to group companies                                                               34,008             29,079
         --------------------------------------------------------------------------------
              Total liabilities                                                                     122,922             46,886
                                                                                            ----------------  -----------------
         Shareholders' equity:
           Share capital                                                                             44,419             41,629
         --------------------------------------------------------------------------------
         Legal reserves:
           General reserve                                                                          142,474             88,369
         --------------------------------------------------------------------------------
           Reserve for treasury shares                                                                5,967              1,609
         --------------------------------------------------------------------------------
         Unappropriated retained earnings                                                           108,147             61,708
         --------------------------------------------------------------------------------
              Total shareholders' equity                                                            301,007            193,315
         --------------------------------------------------------------------------------
              Total liabilities and shareholders' equity                                        CHF 423,929        CHF 240,201
         --------------------------------------------------------------------------------   ================  =================

         The accompanying notes are an integral part of these financial statements.

Logitech International S.A., Apples

            Statement of income

            (In thousands of Swiss francs)

                                                                                                  Year ended March 31,,
                                                                                            -----------------------------------
                                                                                                       2001               2000
                                                                                            ----------------  -----------------
         Dividend income                                                                         CHF 33,757         CHF 15,360
         --------------------------------------------------------------------------------
         Royalty fees                                                                                22,279             10,974
         --------------------------------------------------------------------------------
         Interest income from third parties                                                             394                438
         --------------------------------------------------------------------------------
         Interest and guarantee fee income from subsidiaries                                         11,861              7,484
         --------------------------------------------------------------------------------
         Realized exchange gains, net of exchange losses                                                366             13,941
         --------------------------------------------------------------------------------
         Other                                                                                        3,009                  -
         --------------------------------------------------------------------------------
                                                                                            ----------------  -----------------
                                                                                                     71,666             48,197
                                                                                            ----------------  -----------------

         Administrative expenses                                                                      2,291              3,729
         --------------------------------------------------------------------------------
         Brand development expenses                                                                  12,425             11,184
         --------------------------------------------------------------------------------
         Amortization of intangibles                                                                  4,856              4,856
         --------------------------------------------------------------------------------
         Interest paid to subsidiaries                                                                1,354              1,104
         --------------------------------------------------------------------------------
         Bank interest and charges                                                                    1,330                434
         --------------------------------------------------------------------------------
         Income, capital and non-recoverable withholding taxes                                        1,423                419
         --------------------------------------------------------------------------------
         Other expenses                                                                               1,548              6,089
         --------------------------------------------------------------------------------
                                                                                                     25,227             27,815
         --------------------------------------------------------------------------------   ----------------  -----------------
         Net income                                                                              CHF 46,439         CHF 20,382
         --------------------------------------------------------------------------------   ================  =================

            The accompanying notes are an integral part of these financial statements.

Logitech International S.A., Apples

            Notes to Financial Statements

            Note 1 -- Contingent Liabilities:
            Logitech International SA ("the Holding Company") pledged its share holding in Logitech Inc., as collateral for a bank loan obtained to finance the acquisition of Labtec.

            Note 2 -- Investments:
            Principal operating subsidiaries include the following: Logitech Inc., Logitech Europe S.A., Logitech Far East Ltd., Suzhou Logitech Electronic Co. Ltd., and Logicool Co. Ltd. All subsidiaries are 100% owned by the Holding Company. Principal investments include a 49% interest in Logitech 3D Group GmbH, a 6% interest in Immersion Corporation and a 35% interest in Spotlife Inc.

            Note 3 -- Treasury Shares:

                                                                                               Number           Total cost
                                                                                              of shares       (In thousands)
                                                                                            ---------------  -----------------
         Held by a subsidiary at March 31, 1998                                                      72,989          CHF 9,816
         --------------------------------------------------------------------------------
           Additions                                                                                 33,906              5,706
         --------------------------------------------------------------------------------
           Disposals                                                                                (41,972)            (5,661)
         --------------------------------------------------------------------------------   ---------------  -----------------
         Held by a subsidiary at March 31, 1999                                                      64,923          CHF 9,861
         --------------------------------------------------------------------------------
           Additions                                                                                     --                 --
         --------------------------------------------------------------------------------
           Disposals                                                                                (54,603)            (8,252)
         --------------------------------------------------------------------------------   ---------------  -----------------
         Held by a subsidiary at March 31, 2000 pre-split 2:1                                        10,320          CHF 1,609
         --------------------------------------------------------------------------------   ===============  =================
         Held by a subsidiary at March 31, 2000 post-split 2:1                                       20,640              1,609
         --------------------------------------------------------------------------------
           Additions                                                                                128,112             50,449
         --------------------------------------------------------------------------------
           Disposals                                                                               (132,277)           (46,091)
         --------------------------------------------------------------------------------   ---------------  -----------------
         Held by subsidiaries at March 31, 2001                                                      16,475          CHF 5,967
         --------------------------------------------------------------------------------   ===============  =================

            The movement in the number of treasury shares held by subsidiaries relate to the exercise by directors and employees of options granted to them under the Holding Company's share option and share purchase plans and, during the year ended March 31, 2001, to the acquisition of Labtec.

            Note 4 - Authorized and Conditional Share Capital Increases:

            In June 2000, the Company's shareholders approved a two for one share split whereby one share with a par value of CHF 20 was converted into two shares with a par value of CHF 10 per share. Additionally, in June 2000, the Company's shareholders approved an increase of 1 million authorized registered shares for use in acquisitions, mergers and other similar transactions.

            The general meeting of June 25, 1998 approved the renewal for an additional two-year period of the previously approved increase of 100,000 authorized registered shares, par value CHF 20. The general meeting also approved an additional 300,000 conditional registered shares, par value CHF 20, the issuance of which is conditional upon the exercise of stock options granted under the Holding Company's stock option plans and the issuance of shares under the Holding Company's employee share purchase plans.

            The general meeting of June 27, 1996 previously approved an increase of 400,000 conditional registered shares, par value CHF 20.
            The remaining number of conditional registered shares amounted to 868,139 at March 31, 2001.

            Note 5-- Significant Shareholders:

            The Holding Company's share capital consists of registered shares. To the knowledge of the Holding Company, the only beneficial owner holding more than 5% of the voting rights of the Holding Company is Mr. Daniel Borel, who owns 5.01%.
Logitech International S.A., Apples

         Notes to Financial Statements
         Note 6 -- Movements on Retained Earnings:

                                                                                                  Year ended March 31,
                                                                                           -----------------------------------
                                                                                                2001               2000
                                                                                           ----------------  -----------------
                                                                                                     (in thousands)
         Retained earnings at the beginning of the year                                          CHF 61,708         CHF 41,326
         --------------------------------------------------------------------------------
         Net income for the year                                                                     46,439             20,382
         --------------------------------------------------------------------------------  ----------------  -----------------
         Retained earnings at the disposal of the annual general meeting                         CHF108,147         CHF 61,708
         --------------------------------------------------------------------------------  ================  =================



         Proposal of the Board of Directors for Appropriation of Retained
         Earnings

                                                                                                  Year ended March 31,
                                                                                           -----------------------------------
                                                                                                2001               2000
                                                                                           ----------------  -----------------
                                                                                                     (in thousands)
                                                                                            Proposal of the   Resolution of the
                                                                                           Board of Directors General Meeting
         To be carried forward                                                                 CHF 108,147      CHF 61,708
         -------------------------------------------------------------------------------- ================== =================

         Report of the Statutory Auditors to the General Meeting of Logitech International S.A., Apples


         As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) of Logitech International S.A. for the year ended March 31, 2001.

         These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

         Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.


         We recommend that the financial statements submitted to you be approved.



         PricewaterhouseCoopers SA






         M. Foley                   M. Perry


         Lausanne, Switzerland
                April 24, 2001

7.5      Unaudited Pro Forma Combined Financial Information

            The following unaudited pro forma combined financial statements are presented to illustrate the effects of the acquisition on the historical operating results of Logitech and the historical pro forma operating results for Labtec. The pro forma statements were prepared as if the acquisition had been completed as of April 1, 1999 for statement of operations purposes. The pro forma operating results for Labtec for the fiscal year ended March 31, 2000 combine the historical results of Labtec for that period with the results of operations of Connector Resources Unlimited, Inc. ("CRU") for the period from April 1, 1999 to August 19, 1999. CRU was acquired by Labtec on August 20, 1999 in a purchase business combination. The pro forma information, as disclosed in the footnote 3 of the Logitech consolidated financial statements for the year ended March 31, 2001, differ from the pro forma information here enclosed. The principal difference comes from the CRU pro forma adjustments. The pro forma statements have been derived from, and should be read in conjunction with, the historical financial statements, including the notes thereto, of each of Logitech and Labtec. The Logitech consolidated financial statements for the year ended March 31, 2001 are included elsewhere in this prospectus; Logitech's results of operations for the nine month ended December 31, 2000, can be obtained on its website (www.logitech.com). For Labtec, those financial statements are included in Labtec's Form 10-Q for the nine months ended December 31, 2000 and in Labtec's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, which can be obtained from the website www.freeedgar.com under the name Labtec Inc./ma.

            The following unaudited pro forma combined financial statements do not include a combined balance sheet, as the Logitech audited balance sheet as of March 31, 2001 reflects the effect of the acquisition of Labtec and the allocation of the purchase consideration to the assets acquired and liabilities assumed.

            The combined statements include adjustments to reflect the allocation of purchase consideration to the acquired assets and liabilities of Labtec. The final allocation of the purchase consideration was based on appraisals and a comprehensive final evaluation of the fair value of Labtec's tangible assets acquired, liabilities assumed, identifiable intangible assets and goodwill at the time of the acquisition. The unaudited pro forma combined statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Logitech would have been had the acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position.

            The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Logitech, and other financial information pertaining to Logitech including "Logitech Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Logitech's Annual Report on Form 20-F, and the historical financial statements and notes thereto of Labtec, and other financial information pertaining to Labtec including "Labtec Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included in Labtec's Annual Report on Form 10-K. Those information can be obtained from either www.logitech.com or www.freeedgar.com under the name Labtec Inc./ma.

         Unaudited pro Forma Combined statement of Operations for the twelve months ended March 31, 2000

         (in thousands, except per share data)

                                                                   CRU                                    Labtec
                                              Historical     Pro Forma     Pro Forma    Historical     Pro Forma     Pro Forma
                                                  Labtec   Adjustments        Labtec      Logitech   Adjustments      Combined
         ----------------------------------- -----------   ------------ ------------- ------------- ------------- -------------
         Revenues                               $ 90,512       $ 5,828      $ 96,340     $ 615,664      $     --     $ 712,004
         -----------------------------------
         Cost of revenues                         54,344         3,254        57,598       408,969            --       466,567
         ----------------------------------- -----------   -----------  ------------  ------------  ------------  ------------
         Gross profit                             36,168         2,574        38,742       206,695            --       245,437
         ----------------------------------- -----------   -----------  ------------  ------------  ------------  ------------
         Operating expenses:
         -----------------------------------
           Marketing and selling                  17,161           635        17,796       102,957            --       120,753
         -----------------------------------
           Research and development                2,343            --         2,343        31,666            --        34,009
         -----------------------------------
           General and administrative             10,428           681        11,109        31,102         4,783 A      46,994
         -----------------------------------
              Total operating expenses            29,932         1,316        31,248       165,725         4,783       201,756
         ----------------------------------- -----------   -----------  ------------  ------------  ------------  ------------
         Income from operations                    6,236         1,258         7,494        40,970        (4,783)       43,681
         -----------------------------------
         Interest (expense) and other, net        (4,268)           (9)       (4,277)       (3,415)       (3,516)B     (11,208)
         ----------------------------------- -----------   -----------  ------------  ------------  ------------  ------------
         Income before income taxes                1,968         1,249         3,217        37,555        (8,299)       32,473
         -----------------------------------
         Provision for income taxes                  776           496         1,272         7,511        (1,339)C       7,444
         ----------------------------------- -----------   -----------  ------------  ------------  ------------  ------------
         Income before extraordinary item       $  1,192       $   753      $  1,945     $  30,044        (6,960)    $  25,029
         -----------------------------------
         Extraordinary loss on
         extinguishments of debt,
         less tax benefit of $ 677                (1,016)           --        (1,016)           --        (1,016)G          --
         ----------------------------------- -----------   -----------  ------------  ------------  ------------  ------------
         Net income                             $    176       $   753      $    929     $  30,044      $ (5,944)G   $  25,029
         ----------------------------------- ===========   ===========  ============  ============  ============  ============

         Net income per share:
         Basic                                  $    .32            --      $    .53     $    7.55            --     $    6.11
         -----------------------------------
         Diluted                                $    .32            --      $    .52     $    6.87            --     $    5.57
         -----------------------------------
         Net income per ADS: (F)
         Basic                                        --            --            --     $     .76            --     $     .61
         -----------------------------------
         Diluted                                      --            --            --     $     .69            --     $     .56
         -----------------------------------
         Shares used in per share calculation:
         Basic                                     3,684            --         3,684         3,977           114 D       4,091
         -----------------------------------
         Diluted                                   3,715            --         3,715         4,376           114 D       4,490
         -----------------------------------

         her Financial Data:
         -----------------------------------
         EBITDA (E)                                   --            --      $ 12,032     $  57,733            --     $  69,765
         -----------------------------------
         Cash flow provided by (used in):
         -----------------------------------
         Operating activities                         --            --      $  3,599     $  32,866            --     $  36,465
         -----------------------------------
         Investing activities                         --            --      $ (1,269)    $ (19,941)           --     $ (21,210)
         -----------------------------------
         Financing activities                         --            --      $ 11,532     $  (5,281)           --     $   6,251
         -----------------------------------


  See accompanying notes to unaudited pro forma combined financial statements

Unaudited pro Forma Combined statement of Operations for the nine months ended December 31, 2000

(in thousands, except per share data)

                                            Historical                                 Pro Forma              Pro Forma
                                              Logitech               Labtec          Adjustments               Combined
                                     -----------------    -----------------    -----------------     ------------------
Revenues                             $         563,963    $          78,067    $              --     $          642,030
-----------------------------------
Cost of revenues                               372,183               46,287                   --                418,470
-----------------------------------  -----------------    -----------------   ------------------     ------------------
Gross profit                                   191,780               31,780                   --                223,560
-----------------------------------  -----------------                        ------------------     ------------------
Operating expenses:
  Marketing and selling                         98,172               15,244                   --                113,416
-----------------------------------
  Research and development                      26,760                1,659                   --                 28,419
-----------------------------------
  General and administrative                    25,274                6,117                4,898  A              36,289
-----------------------------------
     Total operating expenses                  150,206               23,020                4,898                178,124
-----------------------------------  -----------------    -----------------    -----------------
Income from operations                          41,574                8,760               (4,898)                45,436
-----------------------------------
Interest (expense) and
-----------------------------------
other income, net                                1,243               (3,780)              (2,391) B              (4,928)
-----------------------------------
Income before income taxes                      42,817                4,980               (7,289)                40,508
-----------------------------------
Provision for income taxes                       8,563                1,327               (1,502) C               8,388
-----------------------------------  -----------------    -----------------    -----------------     ------------------
Net income                           $          34,254    $           3,653            $  (5,787) G  $           32,120
-----------------------------------  =================    =================    =================     ==================

Net income per share:
  Basic                              $            8.15    $             .91                   --     $             7.44
-----------------------------------
  Diluted                            $            7.29    $             .91                   --     $             6.68
-----------------------------------
Net income per ADS: (F)
  Basic                              $             .82                   --                   --     $              .74
-----------------------------------
  Diluted                            $             .73                   --                   --     $              .67
Shares used in per share
calculation:
  Basic                                          4,202                4,013                  114  D               4,315
-----------------------------------
  Diluted                                        4,697                4,024                  114  D               4,811
-----------------------------------

Other Financial Data:
EBITDA (E)                           $          60,257    $          10,744                   --     $           70,967
-----------------------------------
Cash flow provided by (used in):
  Operating activities               $         (22,411)   $            (899)                  --     $          (23,310)
-----------------------------------
  Investing activities               $         (15,923)   $          (1,410)                  --     $          (17,333)
-----------------------------------
  Financing activities               $           6,908    $           2,384                   --     $            9,292
-----------------------------------

  See accompanying notes to unaudited pro forma combined financial statements

Notes to unaudited pro Forma combined Financial statements

1.       Basis of pro Forma Presentation
            On March 27, 2001, Logitech acquired Labtec in a transaction accounted for as a purchase. Under the terms of the merger agreement, each outstanding share of Labtec common stock at the closing of the merger was exchanged for $11.00 in cash and a fraction of a Logitech ADS, with the fraction being .2644 based on Logitech's 20-day trailing closing average bid price on the date ending three business days prior to the actual expiration of the offer. The stock and option holders of Labtec received approximately 1,142,998 Logitech ADSs and $47.5 million in cash. The purchase price is based on shares and options to purchase shares of Labtec common stock outstanding at March 27, 2001. The average market price of Logitech ADSs of $22.25 is based on the average closing market price as of March 20, 2001, the date the offer expired, and for the two trading days prior to and two trading days subsequent to March 20, 2001, the date at which the exchange ratio was fixed. Under Labtec's option plans, outstanding options were accelerated in full at the closing date.

         The purchase consideration was as follows (in thousands):

         ADS shares                                                                                                   $ 25,436
         ------------------------------------------------------------------------------------------------------
         Cash payment to stockholders                                                                                   47,554
         ------------------------------------------------------------------------------------------------------
         Estimated transaction costs                                                                                     3,300
         ------------------------------------------------------------------------------------------------------    -----------
                  Total consideration                                                                                 $ 76,290
         ------------------------------------------------------------------------------------------------------    ===========

            A summary of the allocation of purchase consideration to the fair values of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

         Tangible assets acquired                                                                                     $ 42,877
         ---------------------------------------------------------------------------------------------------
         Intangible assets acquired:
         ---------------------------------------------------------------------------------------------------
             Patents and core technology                                                                                 2,944
         ---------------------------------------------------------------------------------------------------
             Existing technology                                                                                         3,879
         ---------------------------------------------------------------------------------------------------
             Trademark/tradename                                                                                         4,151
         ---------------------------------------------------------------------------------------------------
             Workforce                                                                                                   2,977
         ---------------------------------------------------------------------------------------------------
             Goodwill                                                                                                   88,947
         ---------------------------------------------------------------------------------------------------
         In-process research and development                                                                             3,275
         ---------------------------------------------------------------------------------------------------
         Liabilities assumed (includes approximately $21 million in assumed debt)                                      (69,510)
         ---------------------------------------------------------------------------------------------------
         Restructuring liabilities                                                                                      (3,250)
         ---------------------------------------------------------------------------------------------------  ----------------
                  Total consideration                                                                                 $ 76,290
         ---------------------------------------------------------------------------------------------------  ================

         Notes to unaudited pro Forma combined Financial statements -
(Continued)

            The tangible assets acquired represent the estimated fair value of the net tangible assets of Labtec Inc. as of March 31, 2001.

            In estimating the value of the patents and core technology and trademark and tradename, the relief from royalty method was employed. The relief from royalty method is based on the assumption that in lieu of ownership, a company would be willing to pay a royalty in order to exploit the related benefits of the assets. Therefore, a portion of the company's earnings, equal to the after-tax royalty that would have been paid for the use of the patents and core technology, can be attributed to the company's possession of the patents and core technology and trademark and tradename. The patents and core technology and trademark and tradename will each be amortized on a straight-line basis over their estimated useful lives of four years and five years respectively.

            The value of the workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. The value of the workforce will be amortized on a straight-line basis over its estimated useful life of four years.

            Where development projects have reached technological feasibility, they will be classified as existing technology. The existing technology will be amortized on a straight-line basis over its estimated useful life of four years.

            Where the development projects have not reached technological feasibility and have no future alternative uses, they will be classified as in-process research and development ("IPR&D"), which will be expensed upon the consummation of the merger. The value of IPR&D was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows back to their present valued and then applying a percentage of completion to the calculated value as defined below.

            - Net cash flows. The net cash flows from the identified project are based on estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from those projects. These estimates are based on the assumptions mentioned below. The research and development costs included in the model reflect costs to sustain projects, but exclude costs to bring in-process projects to technological feasibility. The estimated revenue is based on projections of Labtec Inc. for each in-process project. These projections are based on its estimates of market size and growth, expected trends in technology and the nature and expected timing of new product introductions by Labtec Inc. business and its competitors.

            Projected gross margins and operating expenses approximate Labtec Inc.'s recent historical levels.

            - Discount rate. Discounting the net cash flows back to their present valued is based on the industry weighted average cost of capital ("WACC"). The industry WACC is approximately 16%. The discount rate used in discounting the net cash flows from IPR&D is 28%, a 12 basic point increase from the industry WACC. This discount rate is higher than the industry WACC due to inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of such technology and the uncertainty of technological advances which could potentially impact the estimates describes above.

            - Percentage of completion. The percentage of completion for each project was determined using costs incurred to date on each project as compared to the remaining research and development to be completed to bring each project to technological feasibility. The percentage of completion varied by individual project ranging from 25% to 65%.

                If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.

         Notes to unaudited pro Forma combined Financial statements -
(Continued)

            Goodwill represents the excess of the purchase consideration over the values of the net tangible and identifiable intangible assets acquired and liabilities assumed and will be amortized over its estimated useful life of 20 years. A proposed FASB Statement of Financial Standards on Business Combinations would eliminate amortization of goodwill.

2.       Pro Forma Adjustments

            The pro forma statement of operations gives effect to the allocation of the total purchase consideration to the assets and liabilities of Labtec based on their respective fair values and to the amortization of intangible assets at their fair values over the respective useful lives. The following pro forma adjustments have been made to the Unaudited Pro Forma Combined Statement of Operations:

         (A) To record the incremental amortization of goodwill and other identifiable intangible assets related to the merger as if the transaction occurred on April 1, 1999. Goodwill is amortized over twenty years and other intangible assets are amortized over four to five years. The $3.3 million amount allocated to in-process research and development has not been included in the Unaudited Pro Forma Combined Statement of Operations as it is nonrecurring. This amount was expensed in the period the acquisition was consummated. A proposed FASB Statement of Financial Accounting Standards on Business Combinations would eliminate goodwill amortization. Pro forma amortization of goodwill was $4,447,000 and $3,336,000 for the year ended March 31, 2000 and the nine-month period ended December 31, 2000, respectively.

         (B) To reflect incremental interest expense resulting from borrowings under the Bridge Loan, less interest expense incurred under Labtec's existing line of credit and certain long term debts, which were repaid shortly after closing.

         (C) To reflect the income tax effect of pro forma adjustments for non-goodwill intangible assets and interest expense at a tax rate of 38%.

         (D) Shares used to calculate pro forma basic and diluted earnings per share were determined by adding approximately 114,300 unrestricted shares issued in exchange for the outstanding Labtec shares to Logitech's weighted average ADS shares outstanding (10 ADS = approximately 1 share).

         (E) EBITDA represents earnings before interest, income taxes, depreciation and amortization. We believe EBITDA is a widely accepted financial indicator of a company's historical ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income, as a measure of operating results or as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.

         (F) Each ADS equivalent share represents one tenth of one registered share.

         (G) Due to their non-recurring nature, the effects of the write-off of Labtec's debt issuance costs of $2,376,000, the recording of Labtec's acquisition related expenses of $7,583,000 and the expensing of acquired in-process research and development of $3,275,000 have been excluded from the pro forma statements of operations. Also, the extraordinary loss of $1,016,000 on extinguishment of debt previously recorded in Labtec's statement of operations for the year ended March 31, 2000, was excluded from the pro forma statement of operations.

7.6      Information on Labtec Inc. since December 31, 2000

            Labtec net sales and income from operations in the fourth quarter of Fiscal Year ending March 2001 fell substantially short of Labtec management's budget the prior quarter and the fourth quarter of Fiscal Year ending March 2000. Logitech management believes that the lower sales number is mainly a result of Labtec management focusing on successful completion of the tender offer during March 2001 to effect the sale of Labtec and its integration into Logitech rather than on the daily operations.

            In addition, Labtec incurred a number of nonrecurring expenses associated with the sale, such as its investment banking, legal and accounting fees, termination payments associated with the Sun management contract; and the writeoff of unamortized debt issue costs associated with the long term debt repaid in conjunction with the acquisition, which were recorded in the fourth quarter of 2001. Labtec conformed its accounting policies to those followed by Logitech in areas including accounts receivable, inventories and related accounts, the effect of which was recognized in the fourth quarter of 2001. A large portion of Labtec's operating loss in the fourth quarter of Fiscal Year ending March 2001 can be explained by these exceptional cost items.

7.7      Information on latest Business Developments and Business Prospects

            On March 27, 2001, Logitech completed the acquisition of Labtec Inc., a publicly traded Vancouver, Washington-based provider of PC speakers, headsets and microphones, personal audio products for MP3 players and other portable audio devices, 3D input devices, and other peripherals and accessories for computing, communication and entertainment. Under terms of the merger agreement, Logitech purchased substantially all outstanding shares of Labtec for $73 million in cash and stock, plus $3.3 million of transaction costs. Consideration for the purchase was obtained through i) short term borrowings of $35 million under a term loan credit facility, ii) the issuance of 1,142,998 Logitech ADSs, and iii) the use of $12.5 million of working capital funds.

            The Company has financed the cash portion of the purchase price with $90 million of borrowings ($35 million drawn down as of March 31, 2001) under a bridge loan facility. The bridge loan matures one year after the initial draw. The Company intends to refinance this loan prior to maturity through this convertible bond offering. As a result of the increased leverage, the Company's principal and interest obligations will increase substantially.

            The acquisition was accounted for using the purchase method of accounting. Therefore, the assets acquired and liabilities assumed were recorded at their estimated fair values as determined by the Company's management based upon information currently available and on current assumptions as to future operations. Labtec's results of operations from the March 27, 2001 acquisition date were not significant because the acquisition occurred shortly before the end of the fiscal year. Logitech also recorded a $3.3 million in-process research and development charge in connection with the acquisition.
            The acquisition will have a significant impact on the Company's results of operations. The impact will include:

            - Significantly increased interest expense resulting from the borrowings under the bridge loan;
            - Significantly increased expense resulting from amortization of goodwill and other intangible assets arising from the acquisition;
            - A possible increase in the Company's effective tax rate due to the amortization of transaction-related costs;
            - A possible dilutive impact on earnings per share resulting from the shares issued to acquire Labtec;
            - Higher sales and gros profit, increased headcount, and higher operating expenses.

            Over the past 20 years, Logitech has established itself as a leading designer, manufacturer and marketer of computer control devices (mice and trackballs). Building on this leadership position, the Company has capitalized on the growth in personal computing by significantly expanding its product line to include a wide range of products, from radio-based cordless mice and keyboards to game controllers, Internet video cameras, multimedia speaker systems and PC voice access products. The Company's products bring together the tools that business people, home users, and computer gamers need to make their time at the computer and their time on the Internet more productive, comfortable, and enjoyable. In addition, they feature award-winning industrial design and are engineered to work together.

            Logitech's objective is to strengthen its leadership in the growing market for human interface devices, linking people to the digital world wherever and whenever they need to access digital information to communicate, learn and play. At the same time, the Company intends to broaden this market through the introduction of additional products and services which extend the information interface to areas such as the Internet.

            In order to attain this objective, Logitech pursues new areas for growth while continuing to protect and build on the Company's current strengths in the pointing device area. Key new growth areas include (i) broadening its presence on the desktop by expanding beyond its traditional role as a provider of pointing devices for the desktop into a leading brand for cameras, keyboards, PC audio products and game controllers, (ii) becoming a leader in media-rich Internet-enabled communication by increasing Internet functionality throughout all of its products as it enhances web-based service offerings and explores additional new business models, and (iii) expanding into alternate computing platforms by moving beyond the desktop and beyond the PC to the living room, to the kitchen, to wherever and whenever people want to access digital information and the need for an intuitive interface remains.

            On April 24, 2001, Logitech announced that it expects sales for fiscal 2002 to grow approximately 25 percent, with operating income increasing by 40 to 45 percent.

            This Prospectus contains forward-looking statements, including statements regarding our expected sales and operating income for fiscal 2002 and the potential for continuing growth of Logitech. These forward-looking statements involve risks and uncertainties. Logitech's performance could differ materially from that anticipated in these forward-looking statements as a result of certain factors, including factors set forth in Section 2, entitled "Risk Factors", in this Prospectus.

7.8      Material Changes since the most recent Annual Financial Report

            There has been no material adverse change in the financial conditions or operations of the Issuer/ Guarantor since March 31, 2001, which would materially affect its ability to carry out its obligations under the Bonds.

8.       Guarantee
--------------------------------------------------------------------------------


            As security for the 1% Convertible Bonds 2001-2006 of CHF 170,000,000 (the "Bonds") issued by Logitech (Jersey) Limited (the "Issuer"), Logitech International S.A., Apples, Switzerland, (the "Guarantor") irrevocably and unconditionally undertakes, in accordance with the terms of Article 111 of the Swiss Federal Code of Obligations, to secure the due and punctual payment of principal amount, interest and all other charges of the Issuer as stipulated in the Bond Purchase, Paying and Conversion Agency Agreement and the Terms of the Bonds contained in Annex A thereto (the "Agreement") between the Issuer and the Guarantor on the one side and Credit Suisse First Boston, Uetlibergstrasse 231, CH-8045 Zurich, Switzerland ("CSFB") and several other institutions mentioned therein on the other side, covering the issue by the Issuer of the Bonds. The Guarantor therefore irrevocably undertakes to pay on first demand by CSFB, irrespective of the validity and the legal effects of the above-mentioned Bond relationship and waiving all rights of objection and defence arising from said Bond relationship, any amount up to one hundred and eighty-two million Swiss Francs (CHF 182,000,000) including principal amount, interest and all other charges, upon receipt of the written request for payment and its confirmation in writing by CSFB that the Issuer has not met its obligations arising from the Agreement on the due date in the amount called under this Guarantee.

            This Guarantee constitutes an unsecured and unsubordinated obligation of the Guarantor ranking pari passu with all other present or future unsecured and unsubordinated obligations of the Guarantor in respect of money borrowed, raised, guaranteed or otherwise secured by the Guarantor. The Guarantor undertakes as long as the Bonds are outstanding but only up to the time all amounts of principal and interest have been placed at the disposal of CSFB, not to provide any security for other bond issues including any guarantee or indemnity given in respect therefore, without at the same time enabling the Bondholders to share equally and rateably in such security, or providing for the Bondholders or Couponholders such other security as CSFB shall reasonably deem satisfactory.

            The total amount of this Guarantee will only be reduced by conversions.

            This Guarantee shall continue in full force and effect until the principal amount, interest and all other charges that are payable in respect of the Bonds have been received in full.

            This Guarantee is governed by Swiss law, jurisdiction being the Ordinary Courts of justice of the Canton of Zurich, the place of jurisdiction being Zurich 3, with the right to appeal to the Swiss Federal Court of Justice in Lausanne, where the law permits, whose decision shall be final.

            Payments hereunder will be made available without any withholding for present or future taxes or duties levied by or in Switzerland and in freely disposable Swiss Francs which will be placed at the free disposal of Credit Suisse First Boston, Zurich, on behalf of the Bondholders and/or Couponholders, irrespective of any future transfer restrictions and outside of any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments.

            Terms and expressions not otherwise defined in this Guarantee shall have the same meaning as in the Agreement.

         Place, Date

         Logitech International S.A.

9.       Responsibility for the Prospectus
--------------------------------------------------------------------------------


            The Issuer and the Guarantor accept responsibility in accordance with lit. 4, Annex I, of the Listing Rules of the SWX Swiss Exchange for all information contained in this Prospectus and have taken all reasonable care to ensure that the facts stated herein are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statement herein whether of fact or opinion.



         June 1, 2001




         For the Issuer

         Logitech (Jersey) Limited









         For the Guarantor

         Logitech International S.A.

72